UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2013
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
2 – 53016 Hwy 60
Acheson, Alberta T7X 5A7
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and six months ended September 30, 2013.

2.	Management’s Discussion and Analysis for the three and six months ended September 30, 2013.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer
Date: November 5, 2013

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three and six months ended September 30, 2013
(Expressed in thousands of Canadian Dollars)
(Unaudited)

NORTH AMERICAN
CONSTRUCTION GROUP
HITACHI
NORTH AMERICAN
HITACHI
EUCLID
300
NORTH AMERICAN

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	September 30, 2013	March 31, 2013
Assets
Current assets
Cash and cash equivalents	$6,853	$598
Accounts receivable	79,968	100,469
Unbilled revenue (note 4)	46,927	56,183
Inventories	6,424	5,751
Prepaid expenses and deposits	2,699	2,498
Assets held for sale (note 5 and 10(b))	229	157,464
Deferred tax assets	8,645	33,694
	151,745	356,657
Property, plant and equipment (net of accumulated depreciation of $187,612, March 31, 2013 – $184,901)	272,693	274,246
Other assets	10,741	14,362
Deferred tax assets	52,441	14,673
Total assets	$487,620	$659,938
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$54,554	$73,727
Accrued liabilities	14,736	32,482
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	8,114	7,085
Current portion of long term debt (note 6(a))	13,358	21,409
Current portion of derivative financial instruments (note 7(a))	3,353	4,261
Liabilities held for sale	—	38,846
Deferred tax liabilities	18,022	13,392
	112,137	191,202
Long term debt (note 6(a))	103,023	290,655
Derivative financial instruments (note 7(a))	1,175	2,180
Other long term obligations	6,389	6,746
Deferred tax liabilities (note 13(c))	67,816	41,211
	290,540	531,994
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2013 – 36,322,126 (March 31, 2013 – 36,251,006))	305,382	304,908
Additional paid-in capital	10,664	10,307
Deficit	(118,966)	(187,283)
Accumulated other comprehensive loss	—	12
	197,080	127,944
Total liabilities and shareholders’ equity	$487,620	$659,938
Contingencies (note 8)
Subsequent event (note 6(b) and note 11(a))
See accompanying notes to interim consolidated financial statements.

NOA

Interim Consolidated Statements of Operations and
Comprehensive Income (Loss)
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenue	$116,243	$123,518	$231,289	$297,513
Project costs	44,715	57,485	88,088	141,412
Equipment costs	46,080	39,455	94,229	103,543
Equipment operating lease expense	5,824	10,653	12,265	20,814
Depreciation	7,993	7,646	16,715	16,570
Gross profit	11,631	8,279	19,992	15,174
General and administrative expenses	9,183	7,273	17,747	21,359
(Gain) loss on disposal of property plant and equipment	(175)	592	421	367
Loss (gain) on disposal of assets held for sale	1,195	8	1,946	(70)
Amortization of intangible assets	865	1,129	1,626	1,920
Equity in earnings of unconsolidated joint venture	—	—	—	(596)
Operating income (loss) before the undernoted	563	(723)	(1,748)	(7,806)
Interest expense, net (note 9)	6,908	6,271	12,588	11,989
Foreign exchange (gain) loss	(8)	8	(69)	116
Unrealized gain on derivative financial instruments (note 7(b))	(1,508)	(1,896)	(1,913)	(1,918)
Loss on debt extinguishment (note 6(c))	6,476	—	6,476	—
Loss before income taxes	(11,305)	(5,106)	(18,830)	(17,993)
Income tax (benefit) expense:
Current	284	(342)	167	170
Deferred	(2,914)	283	(4,680)	(3,947)
Net loss from continuing operations	(8,675)	(5,047)	(14,317)	(14,216)
Income from discontinued operations, net of tax (note 10)	82,731	8,757	82,634	12,800
Net income (loss)	74,056	3,710	68,317	(1,416)
Other comprehensive loss
Unrealized foreign currency translation loss	(30)	(68)	(12)	(32)
Comprehensive income (loss)	74,026	3,642	68,305	(1,448)
Per share information from continuing operations
Net loss - basic (note 11)	$(0.24)	$(0.14)	$(0.40)	$(0.39)
Net loss - diluted (note 11)	$(0.24)	$(0.14)	$(0.39)	$(0.39)
Per share information from discontinued operations
Net income - basic (note 11)	$2.28	$0.24	$2.28	$0.35
Net income - diluted (note 11)	$2.26	$0.24	$2.26	$0.35
Per share information
Net income (loss) - basic (note 11)	$2.04	$0.10	$1.88	$(0.04)
Net income (loss) - diluted (note 11)	$2.02	$0.10	$1.87	$(0.04)
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) gain	Total
Balance at March 31, 2012	$304,908	$8,711	$(185,820)	$(19)	$127,780
Net loss	—	—	(1,416)	—	(1,416)
Unrealized foreign currency translation gain	—	—	—	(32)	(32)
Share option plan	—	583	—	—	583
Stock award plan	—	14	—	—	14
Repurchase of shares to settle stock award plan	—	(148)	—	—	(148)
Senior executive stock option plan	—	841	—	—	841
Balance at September 30, 2012	$304,908	$10,001	$(187,236)	$(51)	$127,622

Balance at March 31, 2013	$304,908	$10,307	$(187,283)	$12	$127,944
Net income	—	—	68,317	—	68,317
Unrealized foreign currency translation loss	—	—	—	(12)	(12)
Share option plan	—	426	—	—	426
Exercised stock options	474	(140)	—	—	334
Senior executive stock option plan	—	71	—	—	71
Balance at September 30, 2013	$305,382	$10,664	$(118,966)	$—	$197,080
See accompanying notes to interim consolidated financial statements.

3

NOA

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Cash provided by (used in):
Operating activities:
Net loss from continuing operations	$(8,675)	$(5,047)	$(14,317)	$(14,216)
Items not affecting cash:
Depreciation	7,993	7,646	16,715	16,570
Equity in earnings of unconsolidated joint venture	—	—	—	(596)
Amortization of intangible assets	865	1,129	1,626	1,920
Amortization of deferred lease inducements	(27)	(28)	(54)	(55)
Amortization of deferred financing costs	3,055	407	3,361	808
(Gain) loss on disposal of property plant and equipment	(175)	592	421	367
Loss (gain) on disposal of assets held for sale	1,195	8	1,946	(70)
Unrealized gain on derivative financial instruments (note 7(b))	(1,508)	(1,896)	(1,913)	(1,918)
Loss on debt extinguishment	6,476	—	6,476	—
Stock-based compensation expense (note 12(a))	1,905	993	2,139	(116)
Cash settlement of restricted share unit plan (note 12(d))	—	—	(727)	(1,631)
Cash settlement of directors' deferred share unit plan (note 12(e))	(504)	—	(504)	—
Settlement of stock award plan (note 12(f))	—	—	—	(148)
Accretion of asset retirement obligation	12	11	23	21
Deferred income tax expense	(2,914)	283	(4,680)	(3,947)
Net changes in non-cash working capital (note 13(b))	(3,202)	41,920	(2,305)	32,523
	4,496	46,018	8,207	29,512
Investing activities:
Purchase of property, plant and equipment	(10,416)	(12,413)	(18,348)	(17,440)
Additions to intangible assets	(932)	(1,226)	(1,280)	(1,924)
Proceeds on wind up of unconsolidated joint venture	—	—	—	2,170
Proceeds on disposal of property, plant and equipment	1,252	2,099	2,026	7,111
Proceeds on disposal of assets held for sale	1,068	1,504	2,941	1,660
	(9,028)	(10,036)	(14,661)	(8,423)
Financing activities:
Repayment of credit facilities	(66,265)	(91,200)	(140,242)	(194,021)
Increase in credit facilities	20,000	80,000	95,000	190,000
Financing costs	(576)	(439)	(576)	(439)
Redemption of Series 1 Debentures	(156,476)	—	(156,476)	—
Proceeds from stock options exercised (note 12(b))	328	—	334	—
Repayment of capital lease obligations	(3,560)	(1,506)	(7,042)	(2,838)
	(206,549)	(13,145)	(209,002)	(7,298)
(Decrease) increase in cash and cash equivalents from continuing operations	(211,081)	22,837	(215,456)	13,791
Cash provided by (used in) discontinued operations:
Operating activities	(1,481)	(18,362)	7,892	(8,849)
Investing activities	216,831	(557)	213,890	(2,316)
Financing activities	(18)	(116)	(59)	(169)
	215,332	(19,035)	221,723	(11,334)
Increase in cash and cash equivalents	4,251	3,802	6,267	2,457
Effect of exchange rate on changes in cash and cash equivalents	(30)	(68)	(12)	(32)
Cash and cash equivalents, beginning of period	2,632	91	598	1,400
Cash and cash equivalents, end of period	$6,853	$3,825	$6,853	$3,825
Supplemental cash flow information (note 13(a))
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three and six months ended September 30, 2013
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with US GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. Material inter-company transactions and balances are eliminated upon consolidation.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
There have been no new recently adopted accounting pronouncements that are of significance, or potential significance, during the three and six months ended September 30, 2013, as compared to those described in the Company’s Annual Report on Form 40-F.
b) Issued accounting pronouncements not yet adopted
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carry Forward Exists. This accounting standard eliminates the diversity in practice in the presentation of unrecognized tax benefits. The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. This ASU will be effective commencing January 1, 2014. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.
4) Unbilled revenue
As of September 30, 2013, an amount of $15,076 (March 31, 2013 - $16,139) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year.
As described in note 2(b) of the annual consolidated financial statements of the Company for the year ended March 31, 2013, the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.
5) Assets held for sale
The balance of assets held for sale is comprised as follows:

	September 30, 2013	March 31, 2013
Equipment	$229	$2,724
Piling assets	—	154,740
	$229	$157,464

5

NOA

6) Long term debt
a) Long term debt amounts are as follows:

Current:
	September 30, 2013	March 31, 2013
Credit facilities (note 6(b))	$—	$9,392
Capital lease obligations	13,358	12,017
	$13,358	$21,409

Long term:
	September 30, 2013	March 31, 2013
Credit facilities (note 6(b))	$—	$35,850
Capital lease obligations	28,023	29,805
Series 1 Debentures (note 6(c))	75,000	225,000
	$103,023	$290,655

b) Credit Facilities

	September 30, 2013	March 31, 2013
Term A Facility	$—	$17,202
Term B Facility	—	5,644
Total Term Facilities	$—	$22,846
Revolving Facility	—	22,396
Total credit facilities	$—	$45,242
Less: current portion of Term Facilities	—	(9,392)
	$—	$35,850
As of September 30, 2013, the Company had issued $3.1 million (March 31, 2013 – $3.2 million) in letters of credit under the Revolving Facility to support performance guarantees associated with certain customer contracts. The $85.0 million in total funds available for borrowing under the Revolving Facility are reduced by any outstanding letters of credit. The Company's unused borrowing availability under the Revolving Facility was $81.9 million at September 30, 2013.
On September 28, 2012, the Company entered into a Fourth Amending Agreement to the April 2010 credit agreement to extend the maturity date of the credit agreement by one year to October 31, 2014 provided the Company repaid the Term B Facility in full by April 30, 2013. The balance of the Term B Facility was repaid in April 2013. Following repayment of the Term B Facility, 50 per cent of net proceeds from any subsequent asset sales were required to be used to reduce the existing Term A Facility. During the month of July, the Company repaid the outstanding amounts under the Term A Facility and the Revolving Facility with proceeds from the sale of piling related assets and liabilities (note 10(b)).
Subsequent to the period end, on October 9, 2013 the Company signed a three year Fifth Amended and Restated Credit Agreement with its existing banking syndicate, replacing the Fourth Amended and Restated Credit Agreement. The facility provides for a 1.5% lower interest rate and increased borrowing flexibility by securing the facility through a combination of working capital and equipment. The facility allows borrowing of up to $85.0 million, broken into two tranches. Tranche A will support both borrowing under the Revolving Facility and letters of credit up to $60.0 million and Tranche B will allow up to $25.0 million in letters of credit.
The new facility will provide a borrowing base, determined by the value of receivables and equipment, which reduces financial covenants to a Senior Leverage Ratio, which is to be maintained at less than 2.00 to 1.00 and a Fixed Charge Cover Ratio, which by December 31, 2013 must be maintained at greater than 1.20 to 1.00. As at September 30, 2013, the Company was in compliance with the covenants.
Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base

6

rate loans is payable monthly in arrears. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance.
c) Series 1 Debentures
On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum and such interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year, commencing on October 7, 2010.
The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.
The Series 1 Debentures are redeemable at the option of the Company, in whole or in part at any time on or after: April 7, 2013 at 104.563% of the principal amount; April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.
To satisfy the requirement in the indenture governing 9.125% Series 1 Senior Unsecured Debentures Due 2017, on July 22, 2013 the Company made an offer to purchase $170.0 million of our Series 1 Debentures at par plus accrued and unpaid interest (the "Net Proceeds Offer") amount which represented the excess proceeds from the Piling sale that were not used for the purposes permitted in the indenture. The $170.0 million offer expired on August 21, 2013, pursuant to which $8.1 million of aggregate principal amount of notes were tendered to the offer and $0.3 million in accrued and unpaid interest was paid.
In addition, on July 22, 2013 the Company announced that it elected to redeem $150.0 million of the Series 1 Debentures, less the amount of any Series 1 Debentures tendered under the Net Proceeds Offer. Holders of record at the close of business on August 23, 2013 had their Series 1 Debentures redeemed on a pro rata basis for 104.563% of the principal amount, plus accrued and unpaid interest. On August 27, 2013, the Company redeemed $141.9 million of aggregate principal amount of notes, paid $5.0 million of accrued and unpaid interest and recorded a loss on debt extinguishment of $6.5 million.
7) Derivative financial instruments
a) Derivative financial instruments in the consolidated balance sheets are comprised of the following:

September 30, 2013	Carrying Amount
Embedded price escalation features in certain long term supplier contracts	$4,528
Less: current portion	(3,353)
$1,175

March 31, 2013	Carrying Amount
Embedded price escalation features in certain long term supplier contracts	$6,441
Less: current portion	(4,261)
$2,180
b) The unrealized gain on derivative financial instruments is comprised of the following:

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Unrealized gain on embedded price escalation features in certain long term supplier contracts	$(1,508)	$(1,896)	$(1,913)	$(1,918)
8) Contingencies
During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

7

NOA

9) Interest expense

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Interest on capital lease obligations	$675	$162	$1,334	$341
Amortization of deferred financing costs	3,055	407	3,361	808
Interest on credit facilities	339	1,193	1,156	2,474
Interest on Series 1 Debentures	3,070	3,945	6,963	7,766
Interest on long term debt	$7,139	$5,707	$12,814	$11,389
Other interest (income) expense	(231)	564	(226)	600
	$6,908	$6,271	$12,588	$11,989
10) Discontinued operations
During the year ended March 31, 2013, as part of its ongoing strategic evaluation of operations, the Company elected to sell its pipeline related assets and piling related assets and liabilities and discontinue the operations of these businesses. Prior to this decision, the Company had two reportable business segments consisting of Heavy Construction and Mining and Commercial and Industrial Construction. The Commercial and Industrial Construction segment was comprised of pipeline and piling operations. The operations of the discontinued Commercial and Industrial Construction segment are summarized in this note.
a) Pipeline
On November 22, 2012, the Company reached an agreement with an independent third party to sell its pipeline related assets for total consideration of approximately $16,250. The selling costs were $781 rendering net proceeds of $15,469. For all periods presented, the results of its pipeline operations and cash flows have been reported as discontinued operations.
The results of pipeline discontinued operations are summarized as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenue	$—	$19,413	$—	$25,692
Project costs	—	17,711	—	24,757
Depreciation	—	97	—	186
Gross income	$—	$1,605	$—	$749
General and administrative expenses	—	406	—	849
Operating income (loss)	$—	$1,199	$—	$(100)
Interest expense	—	234	—	467
Income (loss) before income taxes	$—	$965	$—	$(567)
Deferred income tax expense (benefit)	—	448	—	(52)
Net income (loss) from discontinued pipeline operations	$—	$517	$—	$(515)
Cash used in the pipeline discontinued operations is summarized as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Operating activities	$—	$1,062	$—	$(381)
Investing activities	—	(253)	—	(348)
	$—	$809	$—	$(729)
b) Piling
At March 31, 2013, the Company made the decision to sell its piling assets and liabilities, excluding accounts receivable and unbilled revenue on a certain customer contract, and exit the piling, foundation, pipeline anchor and tank services businesses. On July 12, 2013, the Company sold its piling related assets and liabilities for proceeds of $227.5 million. The selling and disposal costs were $8.8 million, rendering net proceeds of $218.7 million. The terms of the agreement entitle the Company to additional proceeds of up to $92.5 million over the next three years, contingent on the purchaser

8

achieving prescribed EBITDA thresholds from the assets and liabilities sold. These contingent proceeds will be recognized as the piling business EBITDA targets are achieved. The assets and liabilities sold were classified as held for sale on the Consolidated Balance Sheets prior to the close of the sale. For all periods presented, the results of piling operations and cash flows are included in discontinued operations. The Company does not have any significant continuing involvement in piling operations.
The following table summarizes the transaction:

Proceeds	$227,500
Working capital adjustment	(5,863)
Capital lease liability	5,869
Selling and disposal costs	8,824
Net proceeds	$218,670
Non cash working capital	33,699
Property, plant and equipment, net	56,377
Intangibles	4,219
Goodwill	32,901
Capital lease obligation	(5,869)
Net gain	$97,343
The results of piling discontinued operations are summarized as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenue	$7,173	$61,260	$49,997	$116,908
Project costs	7,291	43,692	44,971	85,659
Equipment operating lease expense	84	579	663	1,158
Depreciation	—	959	—	1,912
Gross profit	$(202)	$16,030	$4,363	$28,179
General and administrative expenses	632	2,901	3,511	6,090
Amortization of intangible assets	—	352	—	705
Gain on disposal of piling assets and liabilities	(97,343)	—	(97,343)	—
Operating income	$96,509	$12,777	$98,195	$21,384
Interest expense	998	1,716	2,828	3,511
Income before income taxes	$95,511	$11,061	$95,367	$17,873
Deferred income tax expense	12,780	2,821	12,733	4,558
Net income	$82,731	$8,240	$82,634	$13,315
Cash (used in) provided by the piling discontinued operations is summarized as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Operating activities	$(1,481)	$(19,424)	$7,892	$(8,468)
Investing activities	216,831	(304)	213,890	(1,968)
Financing activities	(18)	(116)	(59)	(169)
	$215,332	$(19,844)	$221,723	$(10,605)
11) Shares
a) Common shares
Authorized:

Unlimited number of voting common shares
Unlimited number of non-voting common shares

9

NOA

Issued and outstanding:

	Number of shares	$ Amount
Voting common shares
Issued and outstanding as at March 31, 2013	36,251,006	$304,908
Issued upon exercise of stock options	71,120	334
Transferred from additional paid-in capital on exercise of stock options	—	140
Issued and outstanding at September 30, 2013	36,322,126	$305,382
Subsequent to the period end, on October 17, 2013 the Company announced their intention to purchase and subsequently cancel up to 1.8 million voting common shares, in the normal course, in the United States primarily through the facilities of the New York Stock Exchange, using monetized working capital from recent business divestments. The common voting shares purchased under the Purchase Program represent approximately 5% of the issued and outstanding voting common shares as of September 30, 2013. The Purchase Program became effective on October 24, 2013 and will terminate no later than twelve months from the date of the first purchase under the program.
b) Net income (loss) per share

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Net loss from continuing operations	$(8,675)	$(5,047)	$(14,317)	$(14,216)
Income from discontinued operations, net of tax	82,731	8,757	82,634	12,800
Net income (loss)	$74,056	$3,710	$68,317	$(1,416)

Weighted average number of common shares	36,301,578	36,251,006	36,276,525	36,251,006

Basic net loss per share from continuing operations	$(0.24)	$(0.14)	$(0.40)	$(0.39)
Basic net income per share from discontinued operations	2.28	0.24	2.28	0.35
Basic net income (loss) per share	$2.04	$0.10	$1.88	$(0.04)

Dilutive effect of stock options and stock award plan	338,815	—	321,019	—
Weighted average numbers of diluted common shares	36,640,393	36,251,006	36,597,544	36,251,006

Diluted net loss per share from continuing operations	$(0.24)	$(0.14)	$(0.39)	$(0.39)
Diluted net income per share from discontinued operations	2.26	0.24	2.26	0.35
Diluted net income (loss) per share	$2.02	$0.10	$1.87	$(0.04)
For the three and six months ended September 30, 2013, there were 742,768 and 1,806,780 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (both three and six months ended September 30, 2012 – 3,065,414 stock options).
12) Stock-based compensation
a) Stock-based compensation expenses
Stock-based compensation expenses included in general and administrative expenses are as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Share option plan (note 12(b))	$113	$299	$426	$583
Restricted share unit plan (note 12(d))	1,008	271	852	(250)
Directors' deferred stock unit plan (note 12(e))	784	423	861	(463)
Stock award plan (note 12(f))	—	—	—	14
	$1,905	$993	$2,139	$(116)

10

b) Share option plan

	Three months ended September 30,
	2013		2012
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	2,957,102	5.72	2,568,394	6.99
Granted	—	—	727,400	2.75
Exercised(i)	(69,520)	(4.72)	—	—
Forfeited	(528,040)	(7.91)	(230,380)	(10.63)
Outstanding, end of period	2,359,542	5.27	3,065,414	5.71

	Six months ended September 30,
	2013		2012
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	2,985,722	5.72	1,834,794	8.79
Granted	—	—	1,517,400	2.83
Exercised(i)	(71,120)	(4.70)	—	—
Forfeited	(555,060)	(7.80)	(286,780)	(10.11)
Outstanding, end of period	2,359,542	5.27	3,065,414	5.71

(i)	All stock options exercised resulted in new common shares being issued
Cash received from share option exercises for the three and six months ended September 30, 2013 was $328 and $334, respectively (both three and six months ended September 30, 2012 – $nil).
At September 30, 2013, the weighted average remaining contractual life of the outstanding options was 6.8 years (March 31, 2013 – 7.1 years). The fair value of options vested during the three and six months ended September 30, 2013 was $227 and $713, respectively (three and six months ended September 30, 2012 – $71 and $433, respectively). At September 30, 2013, the Company had 1,080,622 exercisable options (March 31, 2013 – 1,122,362) with a weighted average exercise price of $7.13 (March 31, 2013 – $8.82) and a weighted average remaining contractual life of 4.8 years (March 31, 2013 - 4.2 years).
At September 30, 2013, the total compensation costs related to non-vested awards not yet recognized was $1,903 (March 31, 2013 - $2,768) and these costs are expected to be recognized over a weighted average period of 3.3 years (March 31, 2013 - 3.6 years).
c) Senior executive stock option plan
The fair value of 550,000 vested senior executive stock options was calculated as at September 30, 2013 assuming an expected volatility of 50.29%, a risk-free interest rate of 0.24%, an expected life of 1.6 years and no dividend yield. The weighted average fair value per option was $1.55 at September 30, 2013.
d) Restricted share unit plan

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Outstanding, beginning of period	1,110,493	1,404,663	1,090,845	1,175,565
Granted	—	—	555,204	625,405
Vested	—	—	(154,330)	(329,901)
Forfeited	(21,280)	(222,620)	(402,506)	(289,026)
Outstanding, end of period	1,089,213	1,182,043	1,089,213	1,182,043

At September 30, 2013, the current portion of Restricted Share Unit ("RSU") liabilities of $1,314 was included in accrued liabilities (March 31, 2013 – $719) and the long term portion of RSU liabilities of $1,579 was included in other long term obligations (March 31, 2013 – $2,049) in the Consolidated Balance Sheets. During both the three

11

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and six months ended September 30, 2013, vested units were settled in cash for $nil and $727, respectively (three and six months ended September 30, 2012 – vested units were settled in cash for $nil and $1,631).
At September 30, 2013, the redemption value of these units was $5.44/unit (March 31, 2013 – $4.65/unit). Using the redemption value at September 30, 2013, there was approximately $3,249 of total unrecognized compensation cost related to non–vested share–based payment arrangements under the RSU Plan (March 31, 2013 - $2,335) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.6 years (March 31, 2013 – 1.6 years).
e) Directors' deferred stock unit plan

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Outstanding, beginning of period	710,324	557,071	667,944	465,266
Issued	30,576	75,496	72,956	167,301
Redeemed	(103,547)	—	(103,547)	—
Outstanding, end of period	637,353	632,567	637,353	632,567
At September 30, 2013, the redemption value of these units was $5.44/unit (March 31, 2013 – $4.65/unit). At September 30, 2013, the current portion of Directors' Deferred Stock Unit ("DDSU") liabilities of $415 were included in accrued liabilities (March 31, 2013 - $355) and the long term portion of DDSU liabilities of $3,048 were included in other long term obligations (March 31, 2013 - $2,751) in the Consolidated Balance Sheets. During both the three and six months ended September 30, 2013, 103,547 units were redeemed and settled in cash for $504 (three and six months ended September 30, 2012 - no units were redeemed). There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.
f) Stock award plan
As at September 30, 2013 there were no Stock Award Plan units outstanding (March 31, 2013 - nil). During the three months ended June 30, 2012, 50,000 stock awards vested and were settled in common shares purchased on the open market for $148.

12

13) Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Cash paid during the period for:
Interest	$6,294	$2,233	$18,750	$14,784
Income taxes	—	1,400	81	4,820
Cash received during the period for:
Interest	228	—	229	6
Income taxes	809	47	2,436	47
Non-cash transactions:
Acquisition of property, plant and equipment for continuing operations by means of capital leases	1,446	29,917	6,601	30,465
Acquisition of property, plant and equipment for discontinued operations by means of capital leases	—	6,210	—	6,294
Addition to assets held for sale	(1,580)	(257)	(2,385)	(257)
Non-cash working capital exclusions:
Net change in accounts payable related to purchase of property, plant and equipment	(462)	(8,436)	(4,800)	(964)
Net change in accounts payable related to the purchase of intangible assets	(487)	—	(1,003)	—
Net change in short term portion of equipment lease liabilities related to purchase of property, plant and equipment	(149)	(1,425)	(149)	(1,425)
Net change in long term portion of equipment lease liabilities related to purchase of property, plant and equipment	—	(805)	—	(805)
Net change in accrued liabilities related to current portion of RSU liability	393	43	595	(1,657)
Net change in accrued liabilities related to current portion of DDSU liability	(429)	183	60	183
b) Net change in non-cash working capital

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Operating activities:
Accounts receivable	$2,310	$12,531	$20,501	$75,078
Unbilled revenue	7,828	24,293	9,256	5,412
Inventories	224	2,282	(673)	364
Prepaid expenses and deposits	1,683	1,765	(714)	556
Accounts payable	(5,604)	1,205	(13,370)	(41,419)
Accrued liabilities	(10,481)	(3,763)	(18,252)	(8,396)
Long term portion of liabilities related to equipment leases	(22)	(655)	(82)	(1,700)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	860	4,262	1,029	2,628
	$(3,202)	$41,920	$(2,305)	$32,523
c) Income taxes
During the period, the Company formed a partnership and income transferred to this partnership has resulted in a deferred tax liability.  The deferral is due to the partnership’s first year end being March 31, 2014 with no prior period income to render an estimate for the three month stub period.  In future years, there will be no deferral as the Company will be able to estimate income.

13

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14) Customers
The following customers accounted for 10% or more of total revenues:

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Customer A	31%	29%	31%	24%
Customer B	24%	20%	22%	16%
Customer C	17%	16%	17%	19%
Customer D	9%	4%	10%	9%
15) Seasonality
The Company generally experiences a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct effect on the Company’s activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favorable in the Company’s operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.
16) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred for the three and six months ended September 30, 2013 of $3,580 and $8,566, respectively (three and six months ended September 30, 2012 - $4,643 and $10,108, respectively).
17) Comparative figures
Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

14

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2013

NOA

Management’s Discussion and Analysis
For the three and six months ended September 30, 2013
A. EXPLANATORY NOTES
November 5, 2013
The following Management’s Discussion and Analysis (MD&A) is as of November 5, 2013 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and six months ended September 30, 2013 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended March 31, 2013, together with our annual MD&A for the year ended March 31, 2013. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in our fourth amended and restated credit agreement, our "credit agreement"), "Piling Business EBITDA" and "backlog". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue writedown on the Canadian Natural1 overburden removal contract (described in the "Our Business - Significant Business Events" section of this MD&A) and certain other non-cash items included in the calculation of net income.
We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain both a minimum interest coverage ratio and a maximum senior leverage ratio and also identifies limits to our annual capital spend, all of which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

1 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

NOA

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Significant Business Events - Divestiture of Piling Related Assets and Liabilities", we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate General & Administrative ("G&A") costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA").
B. SIGNIFICANT BUSINESS EVENTS
Divestiture of Piling Related Assets and Liabilities
On July 12, 2013 we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser") for consideration of $227.5 million, plus $5.9 million of working capital adjustment, resulting in $218.7 million of net proceeds, after the assignment of $5.9 million of capital leases and selling and disposal costs of $8.8 million and a gain on disposal of $97.3 million. In addition, we may receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold.t

Proceeds	$227,500
Working capital adjustment	(5,863)
Capital lease liability	5,869
Selling and disposal costs	8,824
Net proceeds	$218,670
Non cash working capital	33,699
Property, plant and equipment, net	56,377
Intangibles	4,219
Goodwill	32,901
Capital lease obligation	(5,869)
Net gain	$97,343

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

We retained our interest in the performance of a single piling project in the oil sands, scheduled to be completed later in 2013 with $4.6 million in associated working capital as of September 30, 2013.
In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses.
The first part of the contingent proceeds of up to $57.5 million may be earned over the next two years based upon the Purchaser achieving annual results ranging between $30.0 million and $45.0 million in Piling Business EBITDA as follows:

•
A maximum of $30.0 million cash paid no later than September 30, 2014, with the full amount being paid in the event that the business earns annualized Piling Business EBITDA (“First Year Piling Business EBITDA”) of $45.0 million or more in the period from closing to June 30, 2014. The amount payable will be $2 for every $1 that First Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $30.0 million where First Year Piling Business EBITDA is $45.0 million or greater).

•
A maximum of $27.5 million cash paid no later than September 30, 2015, with the full amount being paid in the event that the business earns Piling Business EBITDA (“Second Year Piling Business EBITDA”) of $45.0 million or more in the period from July 1, 2014 to June 30, 2015. The amount payable will be $1.833 for every $1 that Second Year Piling Business EBITDA is greater than $30.0 million (with the maximum payment of $27.5 million where Second Year Piling Business EBITDA is $45.0 million or greater).

The remaining contingent proceeds of up to $35.0 million, equal to $0.5 for every $1 by which cumulative Piling Business EBITDA in the period from closing to June 30, 2016 exceeds $135.0 million (with the maximum payment of $35.0 million where Piling Business EBITDA is $205.0 million or greater), will be calculated and paid as follows:

a.	no later than September 30, 2014, the Purchaser will pay an amount equal to $0.375 for every $1 by which First Year Piling Business EBITDA exceeds $45.0 million;

b.
no later than September 30, 2015, the Purchaser will pay an amount equal to $0.375 for every $1 by which the aggregate of First Year Piling Business EBITDA and Second Year Piling Business EBITDA exceeds $90.0 million, less any monies paid to the vendor under (a) above; and

c.
no later than September 30, 2016, the Purchaser will pay an amount equal to $0.5 for every $1 by which the aggregate of First Year Piling Business EBITDA, Second Year Piling Business EBITDA and Piling Business EBITDA for the period from July 1, 2015 to June 30, 2016 exceeds $135.0 million, less any monies paid to the vendor under (a) and (b) above.

The $45.0 million annual Piling Business EBITDA target is comparable to our Consolidated EBITDA level for the year ended March 31, 2013 for the Piling business. The cumulative two year $90.0 million Piling Business EBITDA target and the cumulative three year $135.0 million Piling Business EBITDA target are multiples of such annual Piling Business EBITDA target. We anticipate that the Purchaser will continue to grow the Piling business, resulting in the payment of some or all of these contingent proceeds.t
These contingent proceeds will be recognized as the Piling Business EBITDA targets are achieved. We have retained the right to verify the Piling Business EBITDA reported by the Purchaser during the period for which the contingent proceeds are being calculated.
A portion of the net proceeds was used to repay the Term A Facility and the outstanding balance of the Revolver facility in July 2013, while a significant portion of the remaining proceeds was used in the partial retirement of our Series 1 Debentures. For a discussion of the partial retirement of our Series 1 Debentures see "Debt Restructuring", below.
For all periods presented, Piling results are now reported within "Income (loss) from discontinued operations, net of tax" in our Consolidated Statements of Operations and Comprehensive Loss and "Cash provided by (used in) discontinued operations" in our Consolidated Statements of Cash Flows. Prior to the Piling sale, activity in the Piling business was reported as part of the Commercial and Industrial Construction segment.
For a discussion of our results from discontinued operations related to piling activity see "Financial Results - Net Income (Loss) from Discontinued Operations" in this MD&A.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

NOA

Divestiture of Pipeline Related Assets
On November 22, 2012, we sold our Pipeline related assets for total consideration of approximately $16.3 million resulting in $15.5 million of net proceeds, after selling costs of $0.8 million. The transaction included $1.3 million of job materials held in inventory, $12.0 million net book value of property, plant and equipment and $1.1 million of previously expensed tools, supplies and equipment parts. We applied $15.4 million from the net proceeds against our Term B Facility.
We retained our interest in the working capital associated with our performance of pipeline construction, integrity and maintenance activity prior to the sale date. The pipeline related working capital reported in our results from continuing operations is comprised of accounts receivable, accounts payable and unbilled revenue related to outstanding claims and unsigned change orders. We anticipate realizing the full amount of this working capital. In conjunction with the sale of these assets we have exited the pipeline construction, integrity and maintenance business.t
For all periods presented, the results from pipeline operations and cash flows are included in discontinued operations. Prior to the sale, activity in the Pipeline business was reported as part of the Commercial and Industrial Construction segment.
For a discussion of our results from discontinued operations related to pipeline activity see "Financial Results - Net Income (Loss) from Discontinued Operations" in this MD&A.
Debt and Equity Restructuring
Credit Facility Repayment
During the three months ended September 30, 2013, we used a portion of the Piling net proceeds to pay the $16.3 million outstanding on the Term A Facility. Prior to that, during the three months ended June 30, 2013, we repaid the $5.6 million outstanding balance of our Term B Facility. Interest on our Term Facilities was $3.2 million for the year ended March 31, 2013, while interest on the Term Facilities this year, prior to final repayment was approximately $0.4 million.
Fifth Amended and Restated Credit Agreement
On October 9, 2013 we signed a three year Fifth Amended and Restated Credit Agreement ("the facility") with our existing banking syndicate. The facility provides for a 1.5% lower interest rate and increased borrowing flexibility by securing the facility through a combination of working capital and equipment. Highlights of the facility include:

•	Borrowing of up to $85.0 million under a revolving facility ("the Revolving Facility"), broken into two tranches:

◦	Tranche A that will support up to $60.0 million in both borrowing and letters of credit

◦	Tranche B that will allow up to $25.0 million in letters of credit

•	The use of a borrowing base is determined by the value of receivables and equipment which reduces our financial covenants to:

◦	A Senior Leverage Ratio, which is to be maintained at less than 2.00 to 1.00

▪	The Senior Leverage Ratio is a ratio of Senior Debt (not including the 9.125% Series 1 Unsecured Debentures) to a trailing 12-months Consolidated EBITDA

◦	A Fixed Charge Cover Ratio, which by December 31, 2013 must be maintained at greater than 1.20 to 1.00

▪	The Fixed Charge Cover Ratio is the ratio of Consolidated EBITDA (less current income taxes actually paid) to Consolidated Fixed Charges.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

*
The Consolidated Fixed Charges is defined as cash interest (not including interest on the $150.0 million of debentures repurchased and redeemed or any interest on our previously outstanding Term Facilities), scheduled repayment of debt (not including the principal component of our previously outstanding Term Facilities), net capital expenditures (except to the extent financed by available cash, capital leases, loans under our credit facility of up to $15.0 million per year, or new share issuances) and any dividend payments or stock repurchases (except to the extent financed by available cash or a new share issuance).

▪	The Fixed Charge Cover Ratio replaces the Current Ratio and Interest Coverage Ratio.
Partial Purchase / Redemption of 9.125% Series 1 Senior Unsecured Debentures Due 2017
To satisfy the requirement in the indenture governing our 9.125% Series 1 Senior Unsecured Debentures Due 2017(the "Series 1 Debentures"), on July 22, 2013 we made an offer to purchase $170.0 million of our Series 1 Debentures at par plus accrued and unpaid interest (the "Net Proceeds Offer") which amount represented the excess proceeds from the Piling sale that were not used for the purposes permitted in the indenture. The $170.0 million offer expired on August 21, 2013, pursuant to which $8.1 million of aggregate principal amount of notes were tendered to the offer and $0.3 million in accrued and unpaid interest was paid.
In addition, on July 22, 2013 we announced that we elected to redeem $150.0 million of our Series 1 Debentures, less the amount of any Series 1 Debentures tendered under the Net Proceeds Offer. Holders of record at the close of business on August 23, 2013 had their Series 1 Debentures redeemed on a pro rata basis for 104.563% of the principal amount, plus accrued and unpaid interest. On August 27, 2013, we redeemed $141.9 million of aggregate principal amount of notes, paid $5.0 million of accrued and unpaid interest and recorded a loss on debt extinguishment of $6.5 million.
The partial Series 1 Debentures retirement is expected to reduce annual interest cost by approximately $13.7 million for the Series 1 Debentures to $6.8 million.t
On July 24, 2013, as a result of our election to redeem a portion of our Series 1 Debentures, Moody's re-affirmed its previous ratings of our long-term corporate credit at B3 and its previous ratings of our senior unsecured debt rating at Caa1. At the same time, Moody's changed its rating outlook to stable from negative.
Amendment to the Trust Indenture Related to the Series 1 Debentures
We sought and obtained the required 66.67% consents of holders of the Series 1 Debentures to amend, and on October 10, 2013, we amended the Trust Indenture related to the Series 1 Debentures ("the amendment"). The amendment allows us to make Restricted Payments (as defined in the Indenture) in an aggregate amount of up to $30.0 million, subject to certain limitations. In consideration for the required consent we paid a $1.5 million fee to the Series 1 Debenture holders that provided consent for the amendment.
Share Purchase Program
On October 17, 2013 we announced our intention to purchase and subsequently cancel up to 1.8 million voting common shares, in the normal course, in the United States primarily through the facilities of the New York Stock Exchange, using monetized working capital from our recent business divestments (the "Purchase Program"). The common voting shares that may be purchased under the Purchase Program represent approximately 5% of our issued and outstanding voting common shares as of September 30, 2013. The Purchase Program became effective on October 24, 2013 and will terminate no later than twelve months from the date of the first purchase under the program.
All purchases of shares in the United States will be made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limit the number of shares that can be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, will be based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

NOA

Heavy Equipment Leases
During the six months ended September 30, 2013, we negotiated the refinancing of $6.5 million in heavy equipment related leases. This is in addition to the $41.6 million in heavy equipment related leases refinanced during the year ended March 31, 2013, including $7.2 million of expired lease renewals. The lease refinancing included changes to lease terms and to the timing of principal repayments and resulted in an associated addition to property, plant and equipment (net of capitalized over-hour liabilities). These leases were previously classified as operating leases, however with the refinancing terms they are now classified as capital leases. As a result of the Piling sale, we reduced our capital leases by $5.9 million with the assignment of piling related equipment leases to the Purchaser.
Summary of Debt Restructuring
Debt declined by $187.6 million in the six months ended September 30, 2013. Our debt reduction activities have rendered a total reduction of $258.1 million in debt (excluding the Revolving Facility) since March 31, 2012, as follows:

	Balance for the period ended
	Sep 30, 2013	Mar 31, 2013	Mar 31, 2012
Debentures and term loans
Series 1 Debentures	75,000	225,000	225,000
Term A Facility	—	17,202	20,950
Term B Facility	—	5,644	37,496
Total debentures and term loans	$75,000	$247,846	$283,446
Equipment / building financing
Operating lease commitments	47,254	61,589	127,569
Capital leases (excluding interest)	41,381	41,822	10,701
Total equipment / building financing	$88,635	$103,411	$138,270
The Revolving Facility balances at September 30, 2013, March 31, 2013 and March 31, 2012 were $nil, $22.4 million and $20.3 million, respectively.
Restructuring our General and Administrative and Operations Support Organizations
As a result of the July 2013 Piling sale our business support requirements were simplified. As a single focused Heavy Construction and Mining business, we implemented a business restructuring initiative to simplify our business support needs.
We anticipate that this further restructuring will generate a total annual G&A cost reduction for our ongoing operations of approximately $6.0 million, compared to our levels reported for the year ending March 31, 2013.t
Last year, as a result of the reduction in demand for our services in the oil sands, we implemented a business restructuring and organization streamlining initiative.
Change of Reporting Year-End
As announced on June 10, 2013, we are changing our reporting year-end to align with the calendar year-end of December 31st, effective December 31, 2013. During our interim reporting periods ended June 30, 2013 and September 30, 2013 we are continuing to report on results for each quarter and current year cumulative results from April 1, 2013. Our comparative results from the previous year will follow the same date pattern as the current year results.
In our audited consolidated financial statements and notes that follow for the year ending December 31, 2013, our transition year, we will present results from January 1, 2013 to December 31, 2013 with comparative results recast from January 1 to December 31, 2012.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

C. FINANCIAL RESULTS
SUMMARY OF CONSOLIDATED THREE AND SIX MONTHS RESULTS

	Three months ended September 30,
(dollars in thousands, except per share amounts)	2013	% of Revenue	2012	% of Revenue	Change
Revenue	$116,243	100.0%	$123,518	100.0%	$(7,275)
Project costs	44,715	38.5%	57,485	46.5%	(12,770)
Equipment costs	46,080	39.6%	39,455	31.9%	6,625
Equipment operating lease expense	5,824	5.0%	10,653	8.6%	(4,829)
Depreciation	7,993	6.9%	7,646	6.2%	347
Gross profit	$11,631	10.0%	$8,279	6.7%	$3,352

Select financial information:
General and administrative expenses (excluding stock based compensation)	7,278	6.3%	6,280	5.1%	998
Stock based compensation expense	1,905	1.6%	993	0.8%	912
Operating income (loss)	563	0.5%	(723)	(0.6)%	1,286
Interest expense	6,908	5.9%	6,271	5.1%	637
Net loss from continuing operations	(8,675)	(7.5)%	(5,047)	(4.1)%	(3,628)
Net income from discontinued operations	82,731	71.2%	8,757	7.1%	73,974
Net income	74,056	63.7%	3,710	3.0%	70,346
Per share information
Net income - Basic	$2.04		$0.10		$1.94
Net income - Diluted	$2.02		$0.10		$1.92
EBITDA (1)	100,970	86.9%	25,324	20.5%	75,646
Consolidated EBITDA from continuing operations	10,562	9.1%	8,943	7.2%	1,619
Consolidated EBITDA from discontinued operations	(834)	(0.7)%	15,384	12.5%	(16,218)
Consolidated EBITDA(1) (as defined within the credit agreement)	$9,728	8.4%	$24,327	19.7%	$(14,599)

	Six months ended September 30,
(dollars in thousands, except per share amounts)	2013	% of Revenue	2012	% of Revenue	Change
Revenue	$231,289	100.0%	$297,513	100.0%	$(66,224)
Project costs	88,088	38.1%	141,412	47.5%	(53,324)
Equipment costs	94,229	40.7%	103,543	34.8%	(9,314)
Equipment operating lease expense	12,265	5.3%	20,814	7.0%	(8,549)
Depreciation	16,715	7.2%	16,570	5.6%	145
Gross profit	$19,992	8.6%	$15,174	5.1%	$4,818

Select financial information:
General and administrative expenses (excluding stock based compensation)	15,608	6.7%	21,475	7.2%	(5,867)
Stock based compensation expense	2,139	0.9%	(116)	—%	2,255
Operating loss	(1,748)	(0.8)%	(7,806)	(2.6)%	6,058
Interest expense	12,588	5.4%	11,989	4.0%	599
Net loss from continuing operations	(14,317)	(6.2)%	(14,216)	(4.8)%	(101)
Net income from discontinued operations	82,634	35.7%	12,800	4.3%	69,834
Net income (loss)	68,317	29.5%	(1,416)	(0.5)%	69,733
Per share information
Net income (loss) - Basic	$1.88		$(0.04)		$1.92
Net income (loss) - Diluted	$1.87		$(0.04)		$1.91
EBITDA(1)	110,294	47.7%	36,573	12.3%	73,721
Consolidated EBITDA from continuing operations	19,455	8.4%	10,866	3.7%	8,589
Consolidated EBITDA from discontinued operations	852	0.4%	24,087	8.1%	(23,235)
Consolidated EBITDA(1) (as defined within the credit agreement)	$20,307	8.8%	$34,953	11.7%	$(14,646)

(1)	A reconciliation of net income (loss) from continuing operations to EBITDA and Consolidated EBITDA is as follows:

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	Three months ended		Six months ended
	September 30,		September 30,
(dollars in thousands)	2013	2012	2013	2012
Net loss	$(8,675)	$(5,047)	$(14,317)	$(14,216)
Adjustments:
Interest expense	6,908	6,271	12,588	11,989
Income tax (benefit)	(2,630)	(59)	(4,513)	(3,777)
Depreciation	7,993	7,646	16,715	16,570
Amortization of intangible assets	865	1,129	1,626	1,920
EBITDA from continuing operations	4,461	9,940	12,099	12,486
Adjustments:
Unrealized gain on derivative financial instruments	(1,508)	(1,896)	(1,913)	(1,918)
Loss (gain) on disposal of property, plant and equipment	(175)	592	421	367
Loss (gain) on disposal of assets held for sale	1,195	8	1,946	(70)
Stock-based compensation expense	113	299	426	597
Equity in earnings of unconsolidated joint venture	—	—	—	(596)
Loss on debt extinguishment	6,476	—	6,476	—
Consolidated EBITDA from continuing operations	$10,562	$8,943	$19,455	$10,866
Consolidated EBITDA from discontinued operations	(834)	15,384	852	24,087
Consolidated EBITDA	$9,728	$24,327	$20,307	$34,953

ANALYSIS OF CONSOLIDATED RESULTS FROM CONTINUING OPERATIONS
As discussed in “Significant Business Events - Divestiture of Piling Related Assets and Liabilities” and “Significant Business Events - Divestiture of Pipeline Related Assets” in this MD&A, under US GAAP we have classified the current and prior period results from our piling and pipeline related operations as “Results from discontinued operations” and excluded these results from our presentation and discussion of results from continuing operations.
Revenue
For the three months ended September 30, 2013, revenue was $116.2 million, down from $123.5 million in the same period last year. Operational rain out days which reduced volumes at the end of the first quarter extended into July, leading to further lost volumes and unfavourable site conditions at the start of the quarter. Contributing to the decrease in revenue in the quarter was a reduction in mechanically stabilized earth ("MSE") wall construction activity with the completion earlier this year of the MSE wall at the Mildred Lake Mine Relocation ("MLMR") project, reduced heavy civil construction and mine services volumes at the Jackpine and Muskeg River mines and reduced volumes of site development activity with the prior-year completion of work on the Dover steam assisted, gravity drainage ("SAGD") site. Partially offsetting the reduction in revenue was increased site development activity at the Joslyn mine and increased heavy civil construction activity at the MLMR project, despite the lower equipment productivity from poor site conditions caused by the July rains. Mine services volumes at the Kearl mine offset the prior year activity from the above-ground steel construction project at the Mt. Milligan Copper / Gold mine in Northern British Columbia while overburden removal volumes at the Horizon mine remained similar.
For the six months ended September 30, 2013, revenue was $231.3 million, down from $297.5 million in the same period last year. The decrease primarily reflects the effect of a significant number of operational rain-out days during June and July. The lost operating days and the unfavourable site conditions caused by the excessive amounts of rain and flooding led to lower equipment productivity and reduced volumes for heavy civil construction, haul road construction, site development, overburden removal and reclamation activities at all the major sites across the oil sands. Also contributing to the decrease was a reduction in demand for heavy civil construction and mine support activities performed at the Jackpine and Muskeg River mines, the completion early in the year of the MSE wall at the MLMR project and the completion late in the prior year of site development activity at the Dover SAGD site and above-ground steel construction activity at the Mt. Milligan mine. Partially offsetting the decrease in activity from the completed projects was the ramp up of mine services activity at the Kearl mine, under our new master services agreement, an increase in heavy civil construction activity at the MLMR project and an increase in underground construction activity performed at the Jackpine mine.

Gross profit
For the three months ended September 30, 2013, gross profit was $11.6 million, up from $8.3 million in the same period last year. Gross profit margin increased to 10.0% up from 6.7% for the three months ended September 30, 2012. The profit and margin improvements were primarily a result of reduced operating lease costs, discussed in more detail in "Significant Business Events - Debt and Equity Restructuring". We realized improved margins at the MLMR project and the site development activity at the Joslyn mine, where prior year results were negatively affected by unsigned change orders. These improvements helped to offset the negative effect on project profit from the lower volumes and reduced productivity as a result of the significant rain in the oil sands in July. Our maintenance cost reduction initiative, started part-way through last year and a reduction in the use of rental equipment helped to mitigate the cost of increased maintenance activity as a result of the poor ground conditions during the period.
For the six months ended September 30, 2013, gross profit was $20.0 million, up from $15.2 million in the same period last year. Gross profit margin increased to 8.6% up from 5.1% for the six months ended September 30, 2012. The increase in gross profit primarily reflects reduced operating lease costs while contributions from improved margins at the MLMR project and the site development activity at the Joslyn mine helped to offset the negative effect on project profit from the significant June and July rains in the oil sands and the completion of projects late in the prior year. Our maintenance cost reduction initiative and reduced rental equipment costs helped to mitigate the cost of increased maintenance activity from poor ground conditions during the period.
For the three months ended September 30, 2013, project costs represented 38.5% of revenue, down from 46.5% in the same period last year, reflecting the completion of the labour intensive site development project at the Dover SAGD mine and the above-ground steel construction project at the Mt. Milligan mine late last year. For the six months ended September 30, 2013, project costs represented 38.1% of revenue, down from 47.5% in the same period last year, reflecting the same normalization of results from the prior year labour intensive completed projects and an overall reduction in labour and material intensive heavy civil construction activity.
For the three months ended September 30, 2013, equipment costs represented 39.6% of revenue, up from 31.9% in the same period last year, reflecting a more normalized mix of equipment costs for the work performed and the benefit from a reduction in the use of rental equipment. For the six months ended September 30, 2013, equipment costs represented 40.7% of revenue, up from 34.8% in the same period last year, reflecting a higher mix of more equipment intensive overburden removal and mine services activity in the period. Equipment costs in the current period benefitted from a reduction in the use of rental equipment and a corresponding reversal of rental equipment over-hour accruals.
For the three months ended September 30, 2013, equipment operating lease expense was $5.8 million, down from $10.7 million in the same period last year. The decrease in the current period reflects the benefits from last year's buyout of certain operating leases, as part of our plan to right size our equipment fleet and the refinancing of certain operating leases to capital leases, discussed in more detail in "Significant Business Events - Debt and Equity Restructuring". For the six months ended September 30, 2013, equipment operating lease expense was $12.3 million, down from $20.8 million in the same period last year largely reflecting the benefits from the same lease buyouts and refinancing initiatives noted above.
For the three months ended September 30, 2013, depreciation was $8.0 million, up from $7.6 million in the same period last year, reflecting the increase in capital lease assets as a result of the refinancing of operating leases mitigated by a drop in equipment volumes. For the six months ended September 30, 2013, depreciation was $16.7 million, up from $16.6 million in the same period last year.
Operating income (loss)
For the three months ended September 30, 2013, we recorded an operating income of $0.6 million, an improvement from the operating loss of $0.7 million during the three months ended September 30, 2012. G&A expense, excluding stock based compensation, was $7.3 million during the three months ended September 30, 2013, up from $6.3 million in the same period last year. The current year G&A reflects the benefits from our business restructuring activities initiated during the prior year while the prior year G&A included the recording of a $1.6 million benefit from the reduction of short-term incentive liabilities. Stock based compensation costs were $0.9 million higher this year, largely due to an increase in the share price. We recorded a $1.0 million loss from the sale

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of property, plant and equipment and assets held for sale in the period, compared to a $0.6 million loss recorded for the same activity last year.
For the six months ended September 30, 2013, we recorded an operating loss of $1.7 million, an improvement from the operating loss of $7.8 million during the six months ended September 30, 2012. G&A expense, excluding stock based compensation, was $15.6 million during the six months ended September 30, 2013, down from $21.5 million in the same period last year. The current year G&A reflects the benefits from our business restructuring activities initiated during the prior year while the prior year G&A included a $2.6 million restructuring charge which was partially mitigated by the $1.6 million benefit recorded as a result of the reduction of short-term incentive liabilities. Stock based compensation expense was $2.3 million higher this year, largely due to an increase in the share price. We recorded a $2.4 million loss from the sale of property, plant and equipment and assets held for sale in the period, compared to a $0.3 million loss recorded for the same activity last year.
Net loss from continuing operations

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012
Per share information - continuing operations
Net loss - Basic	$(0.24)	$(0.14)	$(0.40)	$(0.39)
Net loss - Diluted	$(0.24)	$(0.14)	$(0.39)	$(0.39)
For the three months ended September 30, 2013, we recorded a $8.7 million net loss from continuing operations (basic and diluted loss from per share of $0.24), up from a $5.0 million net loss from continuing operations (basic and diluted loss per share of $0.14) for the three months ended September 30, 2012. Included in this year's net loss was a $6.5 million loss on debt extinguishment, a result of the Net Proceeds Offer for the Series 1 Debentures, described in more detail in "Significant Business Events - Debt and Equity Restructuring". Non-cash items affecting the current period results included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss from continuing operations would have been $9.8 million (basic and diluted loss per share of $0.27) for the three months ended September 30, 2013.
Non-cash items affecting results for the same period last year included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss from continuing operations would have been $6.5 million (basic and diluted loss per share of $0.18) for the three months ended September 30, 2012.
For the six months ended September 30, 2013, we recorded a $14.3 million net loss from continuing operations (basic and diluted loss from continuing operations per share of $0.40), similar to the $14.2 million net loss from continuing operations (basic and diluted loss per share of $0.39) recorded for the six months ended September 30, 2012. Included in the net loss was a $6.5 million loss on debt extinguishment, a result of the Net Proceeds Offer for the Series 1 Debentures, as described above. Non-cash items affecting the current period results included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss from continuing operations would have been $15.7 million (basic and diluted loss per share of $0.44) for the six months ended September 30, 2013.
Non-cash items affecting results for the same period last year included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss from continuing operations would have been $15.7 million (basic and diluted loss per share of $0.43) for the six months ended September 30, 2012.

NON-OPERATING INCOME AND EXPENSE FOR CONTINUING OPERATIONS

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2013	2012	Change	2013	2012	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$3,070	$3,945	$(875)	$6,963	$7,766	$(803)
Interest on credit facilities	339	1,193	(854)	1,156	2,474	(1,318)
Interest on capital lease obligations	675	162	513	1,334	341	993
Amortization of deferred financing costs	3,055	407	2,648	3,361	808	2,553
Interest on long term debt	$7,139	$5,707	$1,432	$12,814	$11,389	$1,425
Other interest	(231)	564	(795)	(226)	600	(826)
Total interest expense	$6,908	$6,271	$637	$12,588	$11,989	$599
Foreign exchange loss	(8)	8	(16)	(69)	116	(185)
Unrealized gain on derivative financial instruments	(1,508)	(1,896)	388	(1,913)	(1,918)	5
Income tax benefit	(2,630)	(59)	(2,571)	(4,513)	(3,777)	(736)
Interest expense
Total interest expense was $6.9 million during the three months ended September 30, 2013, up from $6.3 million in the prior year. During the six months ended September 30, 2013, total interest expense was $12.6 million, up from $12.0 million in the prior year.
Interest on our credit facilities was $0.3 million and $1.2 million for the three and six months ended September 30, 2013, down from $1.2 million and down from $2.5 million in the same periods last year, respectively. At September 30, 2013, we had no borrowings under our Revolving Facility and both the Term A and Term B Facilities had been repaid and eliminated, compared to $74.7 million outstanding on our credit facilities at September 30, 2012. Included in the amortization of deferred financing costs for the current three month and six month period is a $2.7 million write-off of unamortized financing costs related to the redeemed Series 1 Debentures.
Interest on capital lease obligations of $0.7 million and $1.3 million in the three and six months ended September 30, 2013, respectively, was up from $0.2 million and up from $0.3 million in the respective prior year periods as a result of the refinancing of operating leases to capital leases.
A detailed discussion on the reduction in the amount outstanding under our credit facilities and the refinancing of operating leases to capital leases can be found under "Significant Business Events - Debt and Equity Restructuring".
Foreign exchange loss
The foreign exchange losses recognized in the three and six months ended September 30, 2013 and 2012 relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk”.
Unrealized gain on derivative financial instruments
The unrealized gain on derivative financial instruments for both periods reflects changes in the value of embedded derivatives in certain maintenance agreements.
Income tax benefit
For the three months ended September 30, 2013, we recorded a current income tax expense of $0.3 million and a deferred income tax benefit of $2.9 million, providing a net income tax benefit of $2.6 million. This compares to a combined income tax benefit of $0.1 million for the same period last year.
For the six months ended September 30, 2013, we recorded a current income tax expense of $0.2 million and a deferred income tax benefit of $4.7 million, providing a net income tax benefit of $4.5 million. This compares to a combined income tax benefit of $3.8 million for the same period last year.
Income tax expense as a percentage of income before income taxes for the three and six months ended September 30, 2013 differs from the statutory rate of 25.21% primarily due to the effect of permanent tax differences and prior

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year current tax adjustments. Income tax benefit as a percentage of income before income taxes for the three and six months ended September 30, 2012 differs from the statutory rate of 25.13% primarily due to the effects of permanent differences.
ANALYSIS OF NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

	Three months ended		Six months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2013	2012	2013	2012
Net income from discontinued operations
Piling net income	$82,731	$8,240	$82,634	$13,315
Pipeline net income (loss)	—	517	—	(515)
	$82,731	$8,757	$82,634	$12,800
Per share information
Net income - Basic	$2.28	$0.24	$2.28	$0.35
Net income - Diluted	$2.26	$0.24	$2.26	$0.35
Summary of Piling Discontinued Operations Results
The statement of operations for discontinued piling operations are detailed in the table below:

	Three months ended		Six months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2013	2012	2013	2012
Revenue	$7,173	$61,260	$49,997	$116,908
Project costs	7,291	43,692	44,971	85,659
Equipment operating lease expense	84	579	663	1,158
Depreciation	—	959	—	1,912
Gross profit	$(202)	$16,030	$4,363	$28,179
General and administrative expenses	632	2,901	3,511	6,090
Gain on disposal of piling assets and liabilities	(97,343)	—	(97,343)	—
Amortization of intangible assets	—	352	—	705
Operating income	$96,509	$12,777	$98,195	$21,384
Interest expense	998	1,716	2,828	3,511
Income before income taxes	$95,511	$11,061	$95,367	$17,873
Deferred income tax expense	12,780	2,821	12,733	4,558
Net income	$82,731	$8,240	$82,634	$13,315

Basic net income per share	$2.28	$0.23	$2.28	$0.36
Diluted net income per share	$2.26	$0.23	$2.26	$0.36
Analysis of the Piling Business Discontinued Operations Results
Revenue
Revenue from discontinued piling operations includes activity from our piling, foundation, pipeline anchor and tank services businesses. Current year results reflect activity through to the July 12, 2013 from the divested business along with the full period activity from a single piling project not included in the sale.
Gross profit
Gross profit from discontinued piling operations was generated from activity related to our piling, foundation, pipeline anchor and tank services businesses.
Operating lease expense reflects the financing of heavy equipment specific to the piling operations.
With the recording of the piling assets as assets and liabilities held for sale for the year ended March 31, 2013, depreciation was not recorded in the current periods on assets specific to the Piling business.
Operating income
G&A recorded for discontinued piling operations represents direct operations management, finance and facility costs for the Piling business along with $0.7 million recorded in June for non-discretionary severance costs related to the sale of the Piling business. Included in the operating income for the three and six months ended September 30, 2013 was the $97.3 million gain recorded for the divestiture of the Piling business, as discussed in more detail in "Significant Business Events - Divestiture of Piling Related Assets and Liabilities”.
Interest expense
Under the terms of our fourth amended and restated credit agreement, 50% of the net proceeds from all asset sales must be used to repay our Term A Facility. Interest expense recorded for discontinued piling operations for the current and previous periods represents the interest on the Term A Facility balance that was repaid in July 2013 from the net proceeds of the Piling asset sales. Other interest expense that is not directly attributable to or related to Piling operations has been allocated based on a ratio of net assets to be sold to total consolidated net assets.
Income tax expense
For the three months ended September 30, 2013, we recorded a deferred income tax expense of $12.8 million, compared to deferred income tax expense of $2.8 million for the three months ended September 30, 2012.
For the six months ended September 30, 2013, we recorded a deferred income tax expense of $12.7 million, compared to deferred income tax expense of $4.6 million for the three months ended September 30, 2012.
Net income
Net income from discontinued piling operations for the three months ended September 30, 2013 was $82.7 million (basic income per share of $2.28 and diluted income per share $2.26), compared to net income for the three months ended September 30, 2012 of $8.2 million (basic and diluted income per share of $0.23).
Net income from discontinued piling operations for the six months ended September 30, 2013 was $82.6 million (basic income per share of $2.28 and diluted income per share $2.26), compared to net income for the six months ended September 30, 2012 of $13.3 million (basic and diluted income per share of $0.36).
Summary of the Pipeline Business Discontinued Operations Results
The statement of operations for discontinued pipeline operations are detailed in the table below:

	Three months ended		Six months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2013	2012	2013	2012
Revenue	$—	$19,413	$—	$25,692
Project costs	—	17,711	—	24,757
Depreciation	—	97	—	186
Gross income	$—	$1,605	$—	$749
General and administrative expenses	—	406	—	849
Operating income (loss)	$—	$1,199	$—	$(100)
Interest expense	—	234	—	467
Income (loss) before income taxes	$—	$965	$—	$(567)
Deferred income tax expense (benefit)	—	448	—	(52)
Net income (loss) from discontinued pipeline operations	$—	$517	$—	$(515)

Basic and diluted net income (loss) per share	$—	$0.01	$—	$(0.01)
Analysis of Pipeline Discontinued Operations Results
Revenue
Revenue for the three and six months ended September 30, 2012 represented pipeline maintenance and integrity work and large-diameter pipeline construction project activity performed prior to the November 22, 2012 sale of the Pipeline related assets (as discussed in “Significant Business Events - Divestiture of Pipeline Related Assets”) and subsequent project closeout activities for a pipeline construction project that we retained.

NOA

Gross income
Gross loss for the three and six months ended September 30, 2012 resulted from weak performance on two large-diameter pipeline construction projects as a result of schedule delays, rising costs and unseasonably inclement weather.
Operating income (loss)
Operating loss for the three and six months ended September 30, 2012 includes G&A expense incurred in relation to pipeline operations during that period.
Interest expense
Interest expense recorded for discontinued pipeline operations for the previous period represents the interest on the Term B Facility balance that was repaid from the net proceeds of the pipeline asset sales.
Income tax expense (benefit)
For the three and six months ended September 30, 2012, we recorded a deferred income tax expense of $0.4 million and a deferred income tax benefit of $0.1 million, respectively.
Net income (loss)
For the three and six months ended September 30, 2012, pipeline operations generated a net income of $0.5 million and a net loss of $0.5 million, respectively (basic and diluted income per share of $0.01 and loss per share of $0.01, respectively).
Consolidated EBITDA from discontinued operations
A reconciliation from net income from discontinued operations to EBITDA and Consolidated EBITDA from discontinued operations is as follows:

	Three months ended		Six months ended
	September 30,		September 30,
(dollars in thousands)	2013	2012	2013	2012
Net income	$82,731	$8,757	$82,634	$12,800
Adjustments:
Interest expense	998	1,950	2,828	3,978
Income tax (benefit) expense	12,780	3,269	12,733	4,506
Depreciation	—	1,056	—	2,098
Amortization of intangible assets	—	352	—	705
EBITDA from discontinued operations	$96,509	$15,384	$98,195	$24,087
Gain on disposal of assets held for sale	$(97,343)	$—	$(97,343)	$—
Consolidated EBITDA from discontinued operations	$(834)	$15,384	$852	$24,087
SUMMARY OF CONSOLIDATED FINANCIAL POSITION

(dollars in thousands)	September 30, 2013	March 31, 2013	Change
Cash	$6,853	$598	$6,255
Current assets (excluding cash)	144,892	356,059	(211,167)
Current liabilities	(112,137)	(191,202)	79,065
Net working capital	$39,608	$165,455	$(125,847)
Intangible assets	7,276	8,625	(1,349)
Property, plant and equipment	272,693	274,246	(1,553)
Total assets	487,620	659,938	(172,318)
Capital lease obligations (including current portion)	(41,381)	(41,822)	441
Total long term financial liabilities ‡	(109,701)	(298,664)	188,963

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

Analysis of Consolidated Financial Position
At September 30, 2013, net working capital (current assets minus current liabilities) was $39.6 million, down $125.8 million from March 31, 2013.
The cash balance at September 30, 2013 was $6.9 million, up from $0.6 million at March 31, 2013. At September 30, 2013 we had no borrowings against our Revolving Facility, down from $22.4 million at March 31, 2013.
Current assets, excluding cash, were $144.9 million at September 30, 2013, down from $356.1 million at March 31, 2013, primarily reflecting the disposal of piling assets of $154.7 million at March 31, 2013, which were included in assets held for sale. Also contributing towards the reduction was a $25.0 million decrease in deferred tax assets, a $20.5 million decrease in receivables and holdbacks and a $9.3 million decrease in unbilled revenue.
Current liabilities were $112.1 million at September 30, 2013, down from $191.2 million at March 31, 2013. This decrease is also a result of the disposal of piling liabilities included in current liabilities held for sale, which were $38.8 million at March 31, 2013. Part of the proceeds from the Piling Business and Pipeline Business sales were used to settle the remaining balance of the Term Facilities, which eliminated the current portion of Term Facilities of $9.4 million at March 31, 2013. Also contributing towards the year-to-date movement was a $19.2 million decrease in accounts payable and a $17.7 million decrease in accrued liabilities, offset by a $4.6 million increase in deferred tax liabilities and a $1.3 million increase in the current portion of capital lease liabilities. Equipment purchases of $2.3 million, which are scheduled to be paid after September 30, 2013, are included in accounts payable as of September 30, 2013.
Property, plant and equipment net book value was $272.7 million at September 30, 2013, down from $274.2 million at March 31, 2013. This reflects equipment additions of $17.8 million during the current period, including the equipment refinanced from operating leases to capital leases, offset by equipment disposals of $2.6 million (net book value) and depreciation of $16.7 million.
Capital lease obligations of $41.4 million at September 30, 2013 were comparable to the obligation of $41.8 million at March 31, 2013 as the schedule repayments during the period were offset by the addition of capital leases refinanced from operating leases.
Total long-term financial liabilities were $109.7 million at September 30, 2013, down from $298.7 million at March 31, 2013 largely due to the redemption of $150.0 million of our Series 1 Debentures, the elimination of the Term Facility portion of our Credit Facilities.
A detailed discussion on our Term Facilities and Revolving Facility can be found in “Liquidity and Capital Resources – Credit facilities”, below.
SUMMARY OF CONSOLIDATED CAPITAL ADDITIONS
We acquire our PP&E in three ways: capital expenditures, capital leases and operating leases. In addition, we develop or acquire our intangible assets through capital expenditures. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase while capital leases and operating leases are varying ways of financing capital expenditures.
We define our capital requirements as either:

•
sustaining capital additions – PP&E and intangible asset additions that are needed to keep our existing fleet of equipment and intangible assets at their optimal useful life through capital maintenance or replacement; or

•
growth capital additions – PP&E additions that are needed to increase equipment capacity to perform larger or a greater number of projects and those intangible asset additions needed to increase capacity, performance or efficiency.

NOA

A summary of cash changes to PP&E and intangible assets by nature and by period from our continuing operations is shown in the table below:

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2013	2012	Change	2013	2012	Change
New PP&E - capital expenditures
Sustaining	$8,971	$3,178	$5,793	$12,461	$8,807	$3,654
Growth	763	—	763	1,123	4,082	(2,959)
Subtotal	$9,734	$3,178	$6,556	$13,584	$12,889	$695
New intangible assets - capital expenditures
Sustaining	$951	$452	$499	$988	$900	$88
Growth	237	774	(537)	292	1,024	(732)
Subtotal	$1,188	$1,226	$(38)	$1,280	$1,924	$(644)
Total new additions to capital assets	$10,922	$4,404	$6,518	$14,864	$14,813	$51
Items affecting cash additions to capital assets:
Equipment buyouts	$—	$799	$(799)	$—	$3,587	$(3,587)
Change in non-cash working capital	611	8,436	(7,825)	4,949	964	3,985
Cash outflow on additions to PP&E and intangible assets	$11,533	$13,639	$(2,106)	$19,813	$19,364	$449
Capital asset disposal
Proceeds on disposal of PP&E	$1,252	$2,099	$(847)	$2,026	$7,111	$(5,085)
Proceeds on disposal of assets held for sale	1,068	1,504	(436)	2,941	1,660	1,281
Cash inflow for proceeds on disposal of capital assets	$2,320	$3,603	$(1,283)	$4,967	$8,771	$(3,804)
Net decrease in cash related to capital assets	$9,213	$10,036	$(823)	$14,846	$10,593	$4,253
Additions to PP&E from discontinued operations of $nil and $2.9 million during the respective three and six months ended September 30, 2013 and $0.6 million and $2.3 million for the respective three and six months ended September 30, 2012 has been excluded from the table above. Proceeds on the disposal of PP&E for all periods above only include the proceeds specific to the assets we owned. Excluded from the current three and six month proceeds on disposal are the proceeds received from the Piling sale of $227.5 million.
The increase in sustaining PP&E additions during the three and six months ended September 30, 2013 compared to the previous year reflects a difference in the timing of capitalized maintenance activities between the two periods.
A summary of non-cash changes to PP&E assets by nature and by period from continuing operations is shown in the table below:

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2013	2012	Change	2013	2012	Change
PP&E – Capital leases additions
Sustaining	$94	$—	$94	$94	$632	$(538)
Growth	—	—	—	—	—	—
Total non-cash capital additions	$94	$—	$94	$94	$632	$(538)
The table above excludes capital lease additions resulting from the refinanced operating leases in the respective three and six months ended September 30, 2013 in the amount of $1.4 million and $6.5 million and capital lease additions in the amount of $29.9 million for both the three and six months ended September 30, 2012, as this equipment was previously reported as non-cash changes to PP&E assets under "PP&E - operating lease additions". This transaction is discussed in more detail in “Significant Business Events – Debt Restructuring”.
Our consolidated sustaining and growth capital additions from continuing operations are reflected in the table, below:

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2013	2012	Change	2013	2012	Change
Total sustaining capital additions	$10,016	$3,630	$6,386	$13,543	$10,339	$3,204
Total growth capital additions	1,000	774	226	1,415	5,106	(3,691)
Total capital additions	$11,016	$4,404	$6,612	$14,958	$15,445	$(487)

SUMMARY OF CONSOLIDATED CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2013	2012	Change	2013	2012	Change
Cash provided by operating activities	$4,496	$46,018	$(41,522)	$8,207	$29,512	$(21,305)
Cash used in investing activities	(9,028)	(10,036)	1,008	(14,661)	(8,423)	(6,238)
Cash used in financing activities	(206,549)	(13,145)	(193,404)	(209,002)	(7,298)	(201,704)
Net (decrease) increase in cash and cash equivalents from continuing operations	$(211,081)	$22,837	$(233,918)	$(215,456)	$13,791	$(229,247)
Cash provided by (used in) discontinued operations	$215,332	$(19,035)	$234,367	$221,723	$(11,334)	$233,057
Effect of exchange rate on changes in cash	(30)	(68)	38	(12)	(32)	20
Net increase in cash and cash equivalents	$4,221	$3,734	$487	$6,255	$2,425	$3,830
Operating activities from continuing operations
Cash provided by operating activities for the three months ended September 30, 2013 was $4.5 million, compared to $46.0 million for the three months ended September 30, 2012. The decreased cash flow from operations in the current period is largely a result of the outflow of $3.2 million in non-cash working capital as compared to $41.9 million cash inflow from working capital during the prior year, reflecting a substantial reduction in unbilled revenue and accounts receivable in the prior period.
Cash provided by operating activities for the six months ended September 30, 2013 was $8.2 million, compared to $29.5 million for the six months ended September 30, 2012. The decreased cash flow from operations in the current period is largely a result of the smaller outflow of $2.3 million in non-cash working capital as compared to the $32.5 million cash inflow from working capital during the prior year, reflecting the high receivables collection in the prior year.
Investing activities from continuing operations
Cash used in investing activities for the three months ended September 30, 2013 was $9.0 million, compared to $10.0 million for the three months ended September 30, 2012. Current period investing activities included $11.3 million for the purchase of PP&E and intangible assets, partially offset by cash inflows of $2.3 million in proceeds on the disposal of PP&E and assets held for sale. Prior year investing activities of $10.0 million included $13.6 million for the purchase of PP&E and intangible assets partially offset by $3.6 million in proceeds on the disposal of property, plant and equipment and assets held for sale.
Cash used in investing activities for the six months ended September 30, 2013 was $14.7 million, compared to $8.4 million for the six months ended September 30, 2012. Current period investing activities included $19.6 million for the purchase of PP&E and intangible assets, partially offset by cash inflows of $5.0 million in proceeds on the disposal of PP&E and assets held for sale. Prior year investing activities of $8.4 million included the $19.4 million purchase of PP&E and intangible assets partially offset by $8.8 million in proceeds on the disposal of PP&E and assets held for sale and $2.2 million in proceeds on the wind-up of unconsolidated joint ventures.
Financing activities from continuing operations
Cash used in financing activities during the three months ended September 30, 2013 was $206.5 million largely as a result of the redemption of $156.5 million in Series 1 Debentures, funded with net proceeds of the Piling sale. Also contributing towards the cash movement in the current quarter was a $16.3 million repayment on our Term A Facility to settle the remaining balance and a $3.6 million repayment of capital lease obligations. Cash used in financing activities for the three months ended September 30, 2012 was $13.1 million, resulting from scheduled and unscheduled repayments of our Term Facilities and scheduled capital lease obligation repayments.
Cash used in financing activities during the six months ended September 30, 2013 was $209.0 million, again largely due to the redemption of $156.5 million in Series 1 Debentures, a scheduled $0.9 million principal repayment on our Term Facilities, an additional $5.6 million payment against the Term B Facility, a $16.3 million payment towards our Term A Facility, a net $22.4 million repayment towards our Revolving Facility and a $7.0 million repayment of capital lease obligations. Cash used in financing activities for the three month period ended September 30, 2012 was $7.3 million, due to scheduled and unscheduled repayments of our Term Facilities and schedule repayments of capital lease obligations, partially offset by cash drawn from our Revolving Facility.

NOA

Cash provided by (used in) discontinued operations

	Three months ended September 30,		Six months ended September 30,
(dollars in thousands)	2013	2012	2013	2012
Operating activities	$(1,481)	$(18,362)	$7,892	$(8,849)
Investing activities	216,831	(557)	213,890	(2,316)
Financing activities	(18)	(116)	(59)	(169)
	$215,332	$(19,035)	$221,723	$(11,334)
During the three and six months ended September 30, 2013, cash provided by discontinued operations of $215.3 million and $221.7 million was largely due to the receipt of proceeds on the Piling sale. The cash used in discontinued operations of $19.0 million and $11.3 million during the three months and six months ended September 30, 2012 was due to the combination of cash outflow from non-cash working capital, combined with capital expenditures.
SUMMARY OF CONSOLIDATED QUARTERLY RESULTS
The table, below, summarizes our consolidated results from continuing operations and discontinued operations for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011
Revenue	$116.2	$115.0	$130.3	$116.8	$123.5	$174.0	$181.1	$166.5
Gross profit (loss)	11.6	8.4	8.9	9.8	8.3	6.9	(0.9)	8.7
Operating income (loss)	0.6	(2.3)	(6.5)	(1.5)	(0.7)	(7.1)	(13.5)	(4.9)
Net income (loss) from continuing operations	(8.7)	(5.6)	(9.2)	(5.5)	(5.0)	(9.2)	(13.4)	(5.9)
Net income (loss) from discontinued operations	82.7	(0.1)	4.6	10.2	8.8	4.0	(3.5)	4.0
Net income (loss)	74.1	(5.7)	(4.7)	4.6	3.7	(5.1)	(16.9)	(1.9)
Basic net income (loss) per share‡
From continuing operations	$(0.24)	$(0.16)	$(0.26)	$(0.15)	$(0.14)	$(0.25)	$(0.37)	$(0.16)
From discontinued operations	$2.28	$—	$0.13	$0.28	$0.24	$0.11	$(0.10)	$0.11
Total	$2.04	$(0.16)	$(0.13)	$0.13	$0.10	$(0.14)	$(0.47)	$(0.05)
Diluted net income (loss) per share‡
From continuing operations	$(0.24)	$(0.16)	$(0.26)	$(0.15)	$(0.14)	$(0.25)	$(0.37)	$(0.16)
From discontinued operations	$2.26	$—	$0.13	$0.28	$0.24	$0.11	$(0.10)	$0.11
Total	$2.02	$(0.16)	$(0.13)	$0.13	$0.10	$(0.14)	$(0.47)	$(0.05)
‡ (Loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:
•the timing and size of capital projects undertaken by our customers on large oil sands projects;
•seasonal weather and ground conditions;
•the timing of equipment maintenance and repairs;
•claims and change-orders; and

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.

•	the level of borrowing under our Series 1 Debentures and credit facilities and the corresponding interest expense recorded against the outstanding balance of each.
For a full discussion on the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended March 31, 2013.

We generally experience a decline in our revenue during the three months ended June 30 of each year due to seasonality, as weather conditions make performance in the oil sands difficult during this period. The level of activity in the oil sands declines when frost leaves the ground and many secondary roads are rendered temporarily incapable of supporting the weight of our larger heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as "spring breakup" and has a direct impact on our activity levels. All other events being equal, revenue during the three months ended March 31 of each fiscal year is traditionally highest as ground conditions are most favourable in the oil sands. It should be noted that weather conditions during this period in each of the past two years have been unusual, causing results to deviate from this pattern. In addition, reductions in customer outsourcing and project delays have reduced demand for services typically provided during the three months ended March 31 in each of the past two years.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
Contributing to the variations in our recent quarterly financial results were the significant swings in overburden removal volumes at the Horizon mine. We were issued a work suspension notice during the three months ended June 30, 2011 and we did not resume overburden removal activities until the start of the three months ended March 31, 2012.
In addition to the swings in volume for this customer, during 2011 we entered into negotiations with Canadian Natural related to the pricing structure on our long-term overburden contract. During the negotiations, revenue on the Canadian Natural contract was only reported to the extent of costs incurred for the three months ended December 31, 2011. Revenue reported for the three months ended March 31, 2012 reflected the new pricing structure negotiated under the amended Canadian Natural contract.
Profitability also varies from quarter-to-quarter as a result of claims and change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see "Claims and Change Orders".
Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense.
EXPECTATION OF FUTURE WORKLOAD
We have estimated our remaining backlog (a non-GAAP measurement) on our Canadian Natural contract at the Horizon mine at $158.7 million at September 30, 2013, compared to $226.9 million at March 31, 2013. The change in the value of the backlog on this contract from March 31, 2013 reflects work performed under the contract. The customer executed change orders which reduced the scope of equipment related activity required under the amended contract which reduced the backlog on this contract from the September 30, 2012 levels. Additionally, we have approximately $88.7 million of backlog remaining on contracts with other clients. We anticipate performing $179.4 million of our combined backlog within the next twelve months ending September 30, 2014.t
In addition to work with defined scope that forms part of our backlog, many of our contracts are performed under master services agreements with a range of services to be provided under cost-plus and time-and-material contracts where scope is not clearly defined. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. Some of our contracts have defined scope which may allow us to estimate future workload based on that defined scope. However the same estimated backlog is subject to future adjustments due to client delays, cancellations or reductions in outsourcing activities.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

NOA

Given that work under Master Services Agreements ("MSAs") are not usually included in backlog, we believe that the backlog number should be looked at together with current MSAs in place to fully understand the potential for future work. The following are active MSAs and long-term contracts with oil sands clients at their mines in Fort McMurray:

•	Base Plant mine:

◦	4-year master services agreement covering mining services and construction

•	Millennium and Steep Bank mines:

◦	5-year master services agreement covering mining services and construction

•	Joslyn: mine:

◦	2-year initial site development contract with significant earthworks still be awarded by client

•	Kearl mine:

◦	5-year master services agreement covering civil mine support services

•	Horizon mine:

◦	10-year overburden removal contract and master services agreement covering mining services and construction
The mix of work performed under these MSAs varies year-by-year.
For the three and six months ended September 30, 2013, the percentage of total revenue earned from time-and-material contracts performed under our MSAs, which would not have been included as backlog, was approximately 10.9% and 11.3% of total revenue earned, respectively, compared to 16.7% and 21.9% of total revenue earned for the respective three and six months ended September 30, 2012.
In general, we base our expectation of future workload on a combination of factors:

•	signed customer contracts with defined scope;

•	an estimation of work to be secured under master services agreements based on annual mine plans provided by our customers; and

•	an estimation of work to be secured through our bidding process based on annual mine plans and construction plans provided by our customers.
Our expectation of workload in the near-term future is consistent with total activity levels reported for the three and six months ended September 30, 2013. We are actively bidding for work, both in the oil sands and outside the oil sands and we are working closely with our customers to identify how we can meet their heavy construction and mining needs as they develop their mine plans for the coming year.
CLAIMS AND CHANGE ORDERS
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.
Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or unpriced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.
Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the three and six months ended September 30, 2013, due to the timing of receipt of signed change orders we had approximately $3.6 million and $8.6 million, respectively, in claims revenue recognized to the extent of additional costs incurred. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us with respect to these additional costs incurred.
As at September 30, 2013, we had $13.2 million of unresolved claims and change orders recorded on our balance sheet. This compares to $24.0 million of unresolved claims and change-orders recorded on our balance sheet for the year ended March 31, 2013. We are working with our customers in accordance with the terms of our contracts to come to resolution on additional amounts, if any, to be paid to us with respect to these additional costs.
D. OUTLOOK
We continue to see delays in oil sands project related spending as our clients evaluate their investment strategies and continue with their cost control efforts. Near horizon demand for our services in the oil sands markets remains challenging and overall activity levels may reflect this environment, however due to our recent balance sheet restructuring efforts and continuing efforts to improve our cost structure, we believe we are better positioned to respond to changing market conditions.t
Operations support services revenue will continue to benefit from the ramp up of activity at the Kearl mine under our new five year master services agreement, although slower than first expected and we anticipate comparable activity levels supporting production efforts at the Horizon, Base Mine, Millennium and Steepbank mines. We welcomed the positive site development decision for the Fort Hills mine last week and we will strive to enhance our strong working relationship with that client. Construction services activity levels are more difficult to predict; however, we are continuing to pursue heavy civil construction contracts in the oil sands and with other major resource companies in Canada.t
With the completion of the sale of our Piling business on July 12, 2013 and our use of over $175.0 million of the net proceeds to repay the balance of our Term Facility and approximately two thirds of our Series 1 Debentures, we have significantly reduced our overall debt and the associated consumption of cash for interest payments. With the fleet rationalization, performance improvement and restructuring initiatives we have implemented, we are realizing improvements to both profitability and cash flow.
Overall, our outlook is still cautious for the remainder of the calendar year and into the start of the next year, based on the opportunities that we can expect in the marketplace. We continue to manage our resources and costs with a focus towards maintaining profitability and improving shareholder value.t
E. LEGAL AND LABOUR MATTERS
LAWS AND REGULATIONS AND ENVIRONMENTAL MATTERS
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual MD&A for a complete discussion on this topic.
EMPLOYEES AND LABOUR RELATIONS
As at September 30, 2013, we had approximately 330 salaried employees and approximately 1,000 hourly employees in our operations. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 1,000 employees to approximately 1,400 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake. As at September 30, 2013, approximately 1,000 employees are members of various unions and work under collective bargaining agreements.
The majority of our work in our ongoing operations is carried out by employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers (IUOE) Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers in Alberta and the Alberta Roadbuilders and Heavy Construction Association (ARBHCA) which expires February 28, 2015.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

NOA

We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.
F. RESOURCES AND SYSTEMS
OUTSTANDING SHARE DATA
We are authorized to issue an unlimited number of voting Common Shares and an unlimited number of non-voting Common Shares. As at November 1, 2013, there were 36,383,756 voting Common Shares outstanding, up from 36,322,126 outstanding at September 30, 2013 (36,251,006 as at March 31, 2013). We had no non-voting Common Shares outstanding on any of the foregoing dates. For a more detailed discussion of our share data, see "Outstanding Share Data" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
LIQUIDITY AND CAPITAL RESOURCES
Sources of liquidity
Our principal sources of cash are funds from operations and borrowings under our credit facility. We supplemented our cash requirements during the three and six months ended September 30, 2013 through drawings from our Revolving Facility. As of September 30, 2013, there were $3.1 million issued and undrawn letters of credit and no borrowings under the $85.0 million Revolving Facility. The Term A Facility balance was fully repaid in July 2013 from the net proceeds of the Piling sale and the facility was eliminated ($22.8 million balance at March 31, 2013 under the Term Facilities).
Liquidity requirements
Our primary uses of cash are for capital maintenance and asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.
We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue producing fleet in order to avoid equipment downtime, which can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. Once units reach the end of their useful lives, they are replaced, as it becomes cost prohibitive to continue to maintain them. As a result, we are continually acquiring new equipment to replace retired units. We also may acquire new equipment to support our growth if there is an increase in equipment demand that exceeds our fleet capacity as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating and capital lease facilities. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.
Our equipment fleet value is currently split among owned (76%), leased (21%) and rented (3%) equipment. Approximately 72% of our leased fleet value is specific to the Canadian Natural contract and was secured through operating lease facilities, which were excluded from our lease refinancing activities in the current year.
Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.
We require between $25.0 million to $40.0 million annually for capitalized maintenance for our heavy equipment fleet and a further $10.0 million to $20.0 million, annually for the replacement of heavy equipment that has passed its useful life. We have endeavored to fund the cost of the replacement equipment through the proceeds generated from the sale of under-utilized equipment, resulting in net sustaining capital additions being equivalent to our spend on capitalized maintenance. Our total equipment and intangible asset additions typically ranges from $35.0 million to $60.0 million, excluding our growth equipment requirements. We believe that our current fleet size and mix is in alignment with the current equipment demands from the commitment to Canadian oil sands development by the oil sands producers. We have continued to assess and adjust the size and mix of our fleet and we have assessed our growth capital needs for the current year as we monitor the progress of start-up delays on oil sands development projects. Our estimate of our cash requirements for capital expenditures for the remaining quarter of the current year is approximately $10.0 million to $20.0 million, primarily related to our sustaining capital requirements.

We believe our cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet these requirements.t
In the past we had typically financed approximately 20% to 30% of our total capital equipment requirements through our operating and capital lease facilities and the remainder from cash flow from operations. With the reduction in planned capital spend in the current year we do not anticipate financing more than 10% of our total capital equipment requirement through operating and capital lease facilities. We believe our operating and capital lease facilities, cash flow from operations and cash flow from proceeds of equipment disposals will be sufficient to meet our current capital requirements.t
In addition, over the next 12 months we have implemented a voting common share Purchase Program whereby we will purchase up to 1.8 million shares at market price under guidelines defined within the program. The Purchase program will be fully funded by monetized working capital from our divested pipeline and piling businesses. For a complete discussion on the Purchase Program see "Significant Business Events - Debt and Equity Restructuring".
Working capital fluctuations effect on cash
As at September 30, 2013, we had $6.6 million in trade receivables that were more than 30 days past due compared to $2.6 million as at March 31, 2013. All piling related receivables included in the divestiture of the Piling business, net of allowance for doubtful accounts, were classified as held for sale as at March 31, 2013. At September 30, 2013, the allowance for doubtful accounts related to our trade receivables was $nil ($nil at March 31, 2013). We continue to monitor the credit worthiness of our customers. To date our exposure to potential write-downs in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments in our Piling business, which is now discontinued.
As of September 30, 2013, an amount of $15.1 million ($16.1 million at March 31, 2013) is recognized within unbilled revenue relating to the Canadian Natural contract, whereby the normal operating cycle for this project is greater than one year. The unbilled balance will be invoiced to Canadian Natural over the life of the amended contract. The customer maintains the right to accelerate the purchase of contract related assets and if such right is exercised, the unbilled amount related to the equipment purchased becomes due in full at such time.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred. As at September 30, 2013, we had $13.2 million of unresolved claims and change-orders recorded on our balance sheet ($24.0 million as at March 31, 2013). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The seasonality of our business usually causes a higher accounts receivable balance and a peak in activity levels between December and early February, which can result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation).
This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks provided that substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at September 30, 2013, holdbacks totaled $12.9 million, down from $26.6 million as at March 31, 2013. The reduction resulted from the completion of a significant project milestone that permitted us to invoice and collect funds from our customer related to amounts held under a contract holdback. Holdbacks represent 16.2% of our total accounts receivable as at September 30, 2013 (26.5% as at March 31, 2013).

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Cash requirements
As at September 30, 2013, our cash balance of $6.9 million was $6.3 million higher than our cash balance at March 31, 2013. We anticipate that we will generate a net cash surplus from operations for the year ended December 31, 2013. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facilities described immediately below.t
Credit facilities
On October 9, 2013 we signed a three year Fifth Amended and Restated Credit Agreement ("the facility") with our existing banking syndicate, replacing the Fourth Amended and Restated Credit Agreement ("the previous facility") and its five amending agreements. The facility provides for a 1.5% lower interest rate and increased borrowing flexibility by securing the facility through a combination of working capital and equipment. Highlights of the facility include:

•	Borrowing of up to $85.0 million, broken into two tranches:

•	Tranche A that will support up to $60.0 million in both borrowing under a Revolving Facility and letters of credit

•	Tranche B that will allow up to $25.0 million in letters of credit

•	The use of a borrowing base determined by the value of receivables and equipment which reduces our financial covenants to:

◦	A Senior Leverage Ratio, which is to be maintained at less than 2.00 to 1.00

▪	The Senior Leverage Ratio is a ratio of Senior Debt (not including the 9.125% Series 1 Unsecured Debentures) to a trailing 12-months Consolidated EBITDA

◦	A Fixed Charge Cover Ratio, which by December 31, 2013 must be maintained at greater than 1.20 to 1.00

▪	The Fixed Charge Cover Ratio is the ratio of Consolidated EBITDA (less current income taxes actually paid) to Consolidated Fixed Charges.

*
The Consolidated Fixed Charges is defined as cash interest (not including interest on the $150.0 million of debentures repurchased and redeemed or any interest on our previously outstanding Term Facilities), scheduled repayment of debt (not including the principal component of our previously outstanding Term Facilities), net capital expenditures (except to the extent financed by available cash, capital leases, loans under our credit facility of up to $15.0 million per year, or new share issuances) and any dividend payments or stock repurchases (except to the extent financed by available cash or a new share issuance).

▪	The Fixed Charge Cover Ratio replaces the Current Ratio and Interest Coverage Ratio.
The history of the previous facility as it applied to our historical results was:

•
On April 30, 2010, as part of a debt restructuring plan we entered into a Fourth Amended and Restated Credit Agreement, which provided credit facilities in the form of two Term Facilities and an $85.0 million Revolving Facility, under which letters of credit could also be issued.

s This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

•
On September 30, 2011, we entered into a Second Amending Agreement to the credit agreement to provide a temporary revolving credit facility addition of $25.0 million through March 31, 2012. This temporary addition increased the total available revolving credit facility commitments from $85.0 million to $110.0 million and provided additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. The amendment required that the receipt of contract settlement proceeds from Canadian Natural would be used to repay amounts outstanding on the temporary credit facility addition and permanently reduce available borrowing under this temporary facility addition by the amount of the repayment. In December of 2011, $4.3 million of settlement proceeds reduced borrowing available under the Revolving Facility to $105.7 million.

•
On March 27, 2012, we entered into a Third Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by six months to October 31, 2013. The amendment also provided relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. The amendment also extended the term of the temporary addition to our revolving credit facility to June 30, 2012. The new amendment eliminated the permanent reduction of the temporary credit facility by the receipt of proceeds from the Canadian Natural contract settlement. However, terms were added requiring that 55% of any proceeds from asset sales to Canadian Natural were to be used to repay amounts outstanding on the temporary revolving credit facility addition and permanently reduce the amount available for borrowing to $85.0 million. Asset sale proceeds were received from Canadian Natural on April 30, 2012, which permanently eliminated the $20.7 million temporary addition to our revolving credit facility on that date.

•
On September 28, 2012, we entered into a Fourth Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by one year to October 31, 2014. The amendment also provided relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. However, terms were added making the extension of the maturity date of the credit agreement by one year to October 31, 2014, contingent on the Term B Facility being repaid by April 30, 2013 from net proceeds from future asset sales and divestitures, including net proceeds from asset sales disclosed in our first quarter filings. The Term B Facility was repaid in April 2013. Following repayment of the Term B Facility, 50% of net proceeds from any subsequent asset sales were to be used to reduce the existing Term A Facility, with the remainder available for working capital. The Term A Facility was repaid in July 2013 from the net proceeds of the Piling sale.

•
The Term Facilities included scheduled principal repayments totaling $10.0 million per year with $2.5 million (Term A Facility - $0.9 million; Term B Facility - $1.6 million) paid on the last day of each quarter commencing June 30, 2010. By April 2013, we repaid the Term B Facility in full. In July 2013, we repaid the remaining balance of the Term B Facility in full.

For a full discussion on the signing of the facility, please see “Significant Business Events – Debt and Equity Restructuring” in this MD&A. Additional information on our previous facility can also be found in “Liquidity and Capital Resources – Credit Facilities” in our annual MD&A for the fiscal year ended March 31, 2013.
Borrowing activity under the Revolving Facility
As at September 30, 2013, our unused borrowing availability under the Revolving Facility of the previous facility was $81.9 million ($59.4 million as at March 31, 2013).

i.
Cash drawn under the Revolving Facility: During the three and six months ended September 30, 2013, we used our Revolving Facility to finance our working capital requirements. At September 30, 2013, there were no borrowings outstanding on our Revolving Facility compared to $22.4 million at March 31, 2013. For the three and six months ended September 30, 2013, the weighted average amount of our borrowing on the Revolving Facility of the previous facility was $8.9 million and $24.0 million, respectively, with a respective weighted average interest rate of 7.8% and 7.7%. The weighted average amount of our borrowing on the Revolving Facility of the previous facility was calculated based on the weighted average of the outstanding balances in the three and six month period. The maximum end of month balance for any single month during the three and six months ended September 30, 2013 was $5.0 million and $45.0 million, respectively.

ii.
Letters of credit drawn under the Revolving Facility: As of September 30, 2013, we had issued $3.1 million ($3.2 million at March 31, 2013) in letters of credit under the Revolving Facility of the previous facility to support performance guarantees associated with customer contracts. One of our major long-term contracts

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allows the customer to require that we provide up to $15.0 million in letters of credit. As at September 30, 2013, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60 day prior written notice to request any change in their letter of credit requirements.
9.125% SERIES 1 DEBENTURES
In August 2013, we purchased $8.1 million of our Series 1 Debentures at par, plus accrued and unpaid interest and redeemed a further $141.9 million of our Series 1 Debentures on a pro rata basis for 104.563% of the principal amount, plus accrued and unpaid interest. As at September 30, 2013 we had $75.0 million remaining of our Series 1 Debentures due 2017. For a complete discussion of the redemption see "Significant Business Events - Debt and Equity Restructuring".
For a full discussion on our Series 1 Debentures please see “Liquidity and Capital Resources – 9.125% Series 1 Debentures” in our annual MD&A for the fiscal year ended March 31, 2013.
CAPITAL COMMITMENTS
Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as at September 30, 2013.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2013	2014	2015	2016	2017 and after
Series 1 Debentures	$75,000	$—	$—	$—	$—	$75,000
Term Facilities	—	—	—	—	—	—
Revolving facility	—	—	—	—	—	—
Capital leases (including interest)	45,661	3,901	15,282	14,688	10,486	1,304
Equipment and building operating leases	47,254	5,677	20,051	6,618	3,100	11,808
Supplier contracts	8,113	4,404	3,709	—	—	—
Total contractual obligations	$176,028	$13,982	$39,042	$21,306	$13,586	$88,112
Note: We redeemed $150.0 million of the Series 1 Debentures in August 2013, reducing the future commitments to $75.0 million. For a discussion on the purchase / redemption see "Significant Business Events - Debt and Equity Restructuring".
Our total contractual obligations of $176.0 million, as at September 30, 2013, have decreased from $404.1 million as at March 31, 2013. The refinancing of $6.5 million of operating leases during the six months ended September 30, 2013 is reflected in the changes to contractual commitments reported under “Capital leases (including interest)” and “Equipment and building operating leases” from March 31, 2013. For a full discussion on the Term Facility repayments, the partial Series 1 Debenture redemption and the lease refinancing please see “Significant Business Events – Debt and Equity Restructuring”.
Off-balance sheet arrangements
We have no off-balance sheet arrangements in place at this time.
DEBT RATINGS
On July 24, 2013, as a result of our election to redeem a portion of our Series 1 Debentures, Moody's re-affirmed its previous ratings of our long-term corporate credit at B3 and its previous ratings of our senior unsecured debt rating at Caa1. At the same time, Moody's changed their rating outlook to stable from negative.
No changes have occurred to our debt ratings from Standard & Poor's for the three months ended September 30, 2013.
For a full discussion on our Debt Ratings please see “Liquidity and Capital Resources – Debt Ratings” in our annual MD&A for the fiscal year ended March 31, 2013.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under

Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2013 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of September 30, 2013, we applied the criteria set forth in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of September 30, 2013, our internal control over financial reporting is effective.
Material changes to internal controls over financial reporting
There have been no material changes to internal controls over financial reporting during the three and six months ended September 30, 2013.
ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS
There have been no recently adopted accounting pronouncements that are of significance, or potential significance, during the three and six months ended September 30, 2013, as compared to those described in our Annual Report on Form 40-F.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carry Forward Exists. This accounting standard eliminates the diversity in practice in the presentation of unrecognized tax benefits. The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. This ASU will be effective commencing January 1, 2014. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”,

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“target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•
The expectation that we may receive contingent proceeds based on certain profitability thresholds being achieved by the Purchaser of the Piling Business from the use of the assets and liabilities sold. Specifically, the expectation that we may receive up to $92.5 million in additional proceeds and the expectation that the first part of the contingent proceeds of up to $57.5 million may be earned over the next two years based upon the Purchaser achieving annual results ranging between $30.0 million and $45.0 million in Piling Business EBITDA.

•	The expectation of realizing the full amount of the working capital associated with our exit from the Pipeline construction, integrity and maintenance business

•	The expectation that the partial Series 1 Debentures retirement will reduce annual interest cost by approximately $13.7 million for the Series 1 Debentures to $6.8 million.

•
The expectation that further restructuring will generate a total G&A cost reduction for our ongoing operations of approximately $6.0 million, compared to our levels reported for the year ending March 31, 2013.

•	The expectation that approximately $179.4 million of total backlog will be performed and realized in the 12 months ending September 30, 2014.

•	The expectation that activity levels may reflect the challenging near horizon demand from the oil sands markets and we are better positioned to respond to changing market conditions.

•
The expectation that operations support services revenue will continue to benefit from the ramp up of activity at the Kearl mine under our new five year master services agreement and that comparable activity levels supporting production efforts will occur at the Horizon, Base Mine and Millennium and Steepbank mines.

•	The expectation that our cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet our cash requirements for capital expenditures.

•
The expectation that our operating and capital lease facilities, cash flow from operations and cash flow from proceeds of equipment disposals will be sufficient to meet our current capital requirements.

•
The expectation that we will generate a net cash surplus from operations for the year ended December 31, 2013. In the event that we require additional funding, the expectation that any such funding requirements would be satisfied by the funds available from our credit facilities.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended March 31, 2013 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

ASSUMPTIONS
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	the growth of the Piling business by the Purchaser after the Piling sale occurring as anticipated;

•	gains from the sale of assets following the Piling sale occurring as anticipated;

•	our ability to realize the full amount of the working capital associated with our exit from the pipeline construction, integrity and maintenance business;

•	that interest rates remain relatively stable such that the partial Series 1 Debentures retirement will reduce annual interest costs;

•	that interest rates remain relatively stable and our needs for equipment stay relatively the same;

•	our ability to successfully restructure G&A costs;

•	activity levels will remain steady and our ability to respond to changing market conditions, while maintaining profitability levels;

•	our ability to benefit from recurring services revenue and projected development revenue tied to the operational activities of the oil sands; and

•
our success in managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects, executing our growth strategy and identifying and implementing improvements in our maintenance and fleet management practices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At September 30, 2013, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term

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borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At September 30, 2013, we had no outstanding floating rate debt pertaining to our credit facilities within our credit agreement (March 31, 2013 – $45.2 million).
H. GENERAL MATTERS
ADDITIONAL INFORMATION
Our corporate office has been re-located to Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our Annual Information Form dated March 31, 2013, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the President and Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2013.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2013 and ended on September 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 5, 2013

/s/ Martin Ferron
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2013.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2013 and ended on September 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 5, 2013

/s/ David Blackley
Chief Financial Officer